

TDS

Telephone and Data Systems, Inc.

U.S. Cellular
TDS Telecom







Serving our customers over the decades



2001 Annual Report

2001 | Annual Report | **Serving our customers over the decades**

Financial Highlights

Financial Highlights (Dollars in thousands, except per share amounts)	2001	2000	Percent change from 2000
Operating Revenues			
U.S. Cellular	$ 1,894,830	$ 1,716,640	10%
TDS Telecom	693,712	610,216	14
	$ 2,588,542	$ 2,326,856	11
Net Income (Loss) from Continuing Operations			
Excluding Gains (losses)	$ 168,111	$ 154,753	9
From Gains (losses)	(336,359)	(9,226)	n/m
	$ (168,248)	$ 145,527	n/m
Basic Earnings per Share			
Continuing Operations	$ (2.87)	$ 2.42	n/m
Diluted Earnings per Share			
Continuing Operations			
Excluding Gains (losses)	$ 2.86	$ 2.54	13
From Gains (losses)	(5.73)	(.15)	n/m
	$ (2.87)	$ 2.39	n/m
Dividends per Share	$ .54	$ .50	8
Basic Weighted Average Common Shares (000s)	58,661	59,922	(2)
Common Stockholders' Equity	$ 3,518,924	$ 3,936,067	(11)
Return on Average Equity	(4.5)%	4.5%	n/m
Capital Expenditures	$ 700,150	$ 456,019	54
Total Assets	$ 8,046,792	$ 8,634,609	(7)
Cellular Customers	3,461,000	3,061,000	13
Telephone Access Lines			
ILEC	650,700	601,200	8
CLEC	197,200	112,100	76
Common Share Record Owners	2,541	2,669	(5)
Total Employees	9,300	8,859	5

n/m — Percentage change not meaningful.

Table of Contents

Telephone and Data Systems, Inc.

Telephone and Data Systems, Inc. [AMEX: TDS] is a diversified telecommunications company with wireless telephone and telephone operations. At December 31, 2001, TDS provided high-quality telecommunications services to 4.3 million customer units in 34 states. TDS's business strategy is to expand its existing operations through internal growth and acquisitions and to explore and develop other telecommunications businesses that management believes utilize TDS's expertise in providing customer focused telecommunications services.


WA
OR
ID
CA
CO
AZ
MN
WI
MI
IA
IL
NE
KS
MO
OK
AR
TX
MS
AL
TN
KY
IN
OH
GA
FL
SC
NC
VA
WV
MD
PA
NY
VT
ME

☆ TDS Corporate headquarters, Chicago, IL
- U.S. Cellular Markets currently owned and managed
- U.S. Cellular PCS markets
- TDS Telecommunications operations
- States of operation or markets owned

Our 2001 Annual Report
focuses on how we have served our customers over the decades. We are now entering our fourth decade of offering outstanding communication services to our customers. Following the message from the Chairman and President, we highlight how each business unit has served our customers over the past three decades and how we will continue to serve them for decades to come. Each business unit will present three employees that have helped TDS to grow and become the successful company it is today. The strength of TDS comes from these and many outstanding employees who helped make TDS a vibrant, dynamic organization that in turn creates value for our shareholders.

U.S. Cellular Corporation

[AMEX: USM] is TDS's 82.2%-owned wireless telephone subsidiary. U.S. Cellular and TDS own interests in 176 cellular markets and own or have the right to acquire interest in 28 Personal Communication Services ("PCS") markets. The cellular and PCS interests represent 27.4 million and 3.6 million population equivalents, respectively. U.S. Cellular's 142 majority-owned and managed markets have 3,461,000 cellular telephones in service.

TDS Telecommunications Corporation

("TDS Telecom") is TDS's wholly-owned telephone subsidiary. TDS Telecom operates in 29 states with 109 telephone companies, which serve 650,700 access lines, and two competitive local exchange carriers, which serve 197,200 access lines.

www.teldta.com

Chairman and President's Message

LeRoy T. ("Ted") Carlson, Jr.
President and Chief Executive Officer

Walter C.D. Carlson
Chairman of the Board

Telephone and Data Systems, Inc. continued its solid performance in 2001 despite the difficult economic conditions during the last three quarters of the year.

TDS grew operating revenues by 11% in 2001 and operating cash flow by 8%. Diluted earnings per share from continuing operations – excluding gains (losses) rose to $2.86.

U.S. Cellular, our largest business unit and 82.2%-owned subsidiary, continued its double-digit growth in revenue (up 10%) and operating cash flow (up 11%) despite the slow economy. Net customer additions were 354,000 and U.S. Cellular had 3,461,000 customer units as of December 31, 2001.

This impressive growth is in the context of a wireless industry in the United States that is still expanding. It also reflects well on all the hard work of our associates at U.S. Cellular. During 2001, U.S. Cellular's management continued the process, which began in 2000, of refocusing every aspect of U.S. Cellular's operations on offering outstanding service quality. These efforts gained industry-wide recognition when U.S. Cellular won the 2001 Titan Wireless Award for customer service. The award was conferred by *Wireless Review,* a highly regarded wireless trade magazine.

We are relying on an intensification of the formula that has already brought us meaningful success at U.S. Cellular to assure the Company's future. This formula combines state-of-the-art customer service, as exemplified by our call centers and extensive retail distribution, with a very high-quality network to deliver a top-notch wireless service experience. The result is one of the lowest postpay customer churn rates in the industry – 1.7%. U.S. Cellular customers receive the highest quality local, regional and national service plans, and many of them recommend U.S. Cellular to their friends.

Our regional strategy at U.S. Cellular has been enhanced by strengthening the footprint of the markets within which we deliver service. We are especially focused on our greater Midwest markets which include almost half of U.S. Cellular's customers. We made progress in 2001 as we acquired Personal Communications Services ("PCS") licenses which will enable us to serve new territories representing 2.8 million population equivalents in the Midwest. We also participated as a limited partner of Black Crow Wireless, L.P. ("Black Crow") in the Federal Communications Commission ("FCC") spectrum auction early in 2001. Black Crow was the successful bidder for 17 licenses in 13 markets, representing a total population of 6.9 million, which complement U.S. Cellular's existing operations. It is unclear, however, whether Black Crow will be able to buy most of these licenses because of the ongoing legal dispute between the FCC and NextWave Telecom, Inc. On March 4, 2002, the United States Supreme Court elected to take up the issue and a decision is anticipated in the spring of 2003. U.S. Cellular made additional acquisitions in 2001 that are also designed to strengthen its footprint.

Our other major business operation, TDS TELECOM, in which TDS owns 100% of the equity, achieved another very successful year in 2001. Revenue from its Incumbent Local Exchange Carrier ("ILEC") business rose 9% and ILEC cash flow grew 10%. In addition, TDS TELECOM posted excellent results in its Competitive Local Exchange Carrier ("CLEC") operations. Its two CLEC operations, TDS METROCOM and USLink, grew their revenues by 70% and 14%, respectively. TDS METROCOM expanded into Michigan in 2001 and now operates in three clustered midwestern states – Wisconsin, Illinois and Michigan. We believe that TDS METROCOM's business model of offering high-quality, facilities-based service in middle-sized markets, and then deeply penetrating those markets, will yield very good shareholder returns. TDS METROCOM's initial markets were cash flow positive by the end of 2001. We anticipate that more recently launched markets will become cash flow positive, on average, within 24 months of their launches. The CLEC model is successful because TDS METROCOM is able to draw upon TDS TELECOM's existing billing systems and upon its engineering, regulatory, accounting and human resource staffs which allows TDS METROCOM's management team to concentrate on marketing and selling to new customers and on provisioning lines from a Regional Bell Operating Company ("RBOC").

Our mission is to provide outstanding communications services to our customers and meet the needs of our shareholders, our people and our communities.

TDS TELECOM completed the successful merger of Chorus Communications Group, Ltd. ("Chorus") in 2001. The merger brought approximately 43,000 ILEC access lines and approximately 27,000 Internet customers to TDS TELECOM. We also gained a substantial number of highly trained and experienced telecommunication employees who are strengthening our entire TDS TELECOM operation with their energy and ideas.

The acquisition highlights a major thrust of our ILEC expansion strategy for TDS TELECOM. Chorus's operations in southern Wisconsin are in areas that are contiguous to our existing ILEC operations. By joining with Chorus we are able to expand the scale of existing operations and secure synergies that lead to meaningful cost savings.

Our ILEC clustering strategy at TDS TELECOM is also apparent in the agreements we entered into (one early in 2002) to purchase two ILECs in southern New Hampshire, a rapidly growing part of New England with excellent demographic characteristics. MCT, Inc. and Telecommunications Systems of New Hampshire, Inc., each bring long-established, well-maintained exchanges in parts of the state which adjoin or are very close to existing TDS TELECOM ILEC operations.

In addition to its growing wireless and wireline operations, TDS also owns a substantial portfolio of investments in established publicly traded companies that are involved in the telecommunications industry, which have good growth prospects.

Our largest position is a 3.1% stake (131.5 million shares) in Deutsche Telekom AG, the international telecommunications giant head-quartered in Germany. We acquired the position when Deutsche Telekom acquired VoiceStream Wireless Corporation in May 2001. We believe that Deutsche Telekom is a strong company with prospects for good cash flow growth over the next several years.

Through our U.S. Cellular and TDS TELECOM subsidiaries, we also hold a 12,946,000 ADR share position in Vodafone Group PLC, the London-based world-wide wireless enterprise. Additional smaller portfolio positions include VeriSign, Inc., a provider of Internet services, and Rural Cellular Corporation, a rural cellular provider in the United States.

U.S. Cellular also has minority partnership interests in other wireless enterprises. The most valuable is a 5.5% stake in the greater Los Angeles wireless business operated by Verizon Communications, Inc.

The strength of our operating companies, combined with our investment holdings and modest financial leverage, have created strong financial positions for TDS and U.S. Cellular. Investment grade credit ratings of A- and A3 were assigned to TDS and U.S. Cellular by the major credit rating agencies. Our strong financial position helps assure that we have good access to the debt capital markets at affordable rates.

In November we used our financial strength to raise $500 million of TDS 7.60% Series A Notes due in 2041. The notes may be called by TDS after 2006. We used the proceeds primarily to repay almost all of TDS's short-term debts. The offering, which was well received by retail investors, sold out the first day. The low interest rate environment at the end of 2001 represented an exceptional opportunity to obtain long-term debt capital at attractive terms.

Chairman and President's Message

The year 2001 was difficult for wireless telecommunications stocks. However, our stock held up reasonably well. TDS held steady during a year which saw some wireless stocks decline substantially. During the same period the S&P declined 13% and the NASDAQ declined 21%. We believe that the prospects for the wireless sector will brighten as the economy emerges from the recession. Our optimism is based on the continuing potential for wireless expansion in the United States. At year-end the United States penetration rate was about 45%, compared to over 80% in several European countries.

U.S. Cellular's customer penetration rates continued to climb, going from 12.3% in 2000 to 13.5% in 2001. The increase reflects well on our sales and marketing initiatives. Some analysts believe that wireless penetration rates in certain developed countries may ultimately approach 100% due to the growing wireless connectivity of devices such as personal digital assistants and portable computers in addition to the growth of traditional wireless phones. U.S. Cellular plans to participate aggressively in these wireless service developments.

In preparation for a dramatic increase in wireless data transmission, we announced plans to implement Code Division Multiple Access ("CDMA") technology across U.S. Cellular's entire network during 2002, 2003 and 2004. Detailed analysis conducted by our own engineering group and confirmed by outside consultants showed that CDMA was our best alternative. CDMA technology allows U.S. Cellular to maximize the capacity of its networks over the next three years and provides the lowest cost path to 3G services in the future. The three-year CDMA implementation will cost approximately $400-$450 million.

Growth prospects at TDS TELECOM are also excellent. The Company has built a very positive reputation in its ILEC markets by offering a full range of high-quality telecommunications services backed by outstanding, locally delivered customer service. We saw this reputation's effect in 2001, the first full year that we offered our own brand of long-distance service to our customers. The service, TDS TRUE TALK™, was chosen by over 125,000 customers by the end of 2001. We anticipate future revenue growth at TDS TELECOM as we continue to sell both data services, such as dial-up digital Internet access and high-speed Digital Subscriber Line ("DSL"), and additional voice services such as call waiting, voice mail and caller identification.

TDS METROCOM, our CLEC operation, should continue its rapid growth as potential customers look for alternatives to the RBOCs. There is much room to grow because other CLECs have made only modest inroads into most of the markets TDS METROCOM serves. We will continue to evaluate expansion plans for TDS METROCOM using a disciplined discounted cash flow rate of return approach and our assessment of TDS METROCOM's success in its current markets.

Strategic Resource Allocation

One of the primary responsibilities of management at TDS's corporate office is to work with our business units to allocate financial resources to take advantage of the best opportunities. Our business units devoted substantial resources in 2001 to adding facilities to provide for organic growth in customers and in customer usage of our networks.

At U.S. Cellular we continued to move customers from analog service to higher quality, feature-rich digital service. At the end of 2001, approximately 70% of U.S. Cellular customers were taking advantage of our digital networks. We added over 370 new cell sites in 2001 to extend and improve coverage and process large increases in wireless minutes of use. For 2002 we are projecting $620-$640 million in total capital expenditures at U.S. Cellular. This includes $80-$95 million associated with the first year of our three-year implementation plan for CDMA.

We are also committed to improving TDS TELECOM's operations and we will invest approximately $170-$190 million in 2002 to improve and expand our existing ILEC and CLEC operations. As part of our efforts to offer attractive new services, we began offering high-speed DSL service in 16 more of our large ILEC markets in 2001. These 16 additional ILEC markets were the beneficiaries of the experience already gained in our CLEC markets. This is a good example of how our ILEC and CLEC operations work together to use their experience synergistically to enhance shareholder value. By year-end we had over 9,000 DSL customers throughout our ILEC and CLEC operations.

We are also actively seeking to acquire wireless and wireline properties that fit the clustering strategies we are pursuing to create value in the future. At U.S. Cellular we are constantly searching for properties that will strengthen our current markets. At TDS TELECOM, we are seeking to add ILEC properties that are geographically close to our existing ILEC operations so that synergies can produce service improvements and cost savings. We are also examining a few carefully selected opportunities to further expand our CLEC operations through additional "greenfield" builds.

Our development team is committed to analyzing potential acquisitions using net present value of discounted cash flow methodology with cost of capital determined by business segment. Our goal is to exceed our cost of capital in each of our telecommunications industry segments.

We are also constantly monitoring our portfolio of investments. We are committed to understanding the future prospects for these companies which, with only one exception, operate in the same industry segments as our own operating companies. Our tax basis in these investment positions is very low, so monetizing our investments presents tax issues. We are continuing to examine a variety of tax-advantaged methods that could reduce the tax consequences if we were to monetize any of our investment assets.



On February 11, 2002, Walter C.D. Carlson was elected Chairman of the Board of Directors. He succeeds LeRoy T. Carlson who will continue to serve as an Officer and Director of Telephone and Data Systems, Inc.

Share repurchase remains another potentially important option for use of our capital. We were cautious during 2001 and did not make significant repurchases under existing board authorizations at either TDS or U.S. Cellular because of the uncertainty associated with possible credit commitments for the licenses which the Black Crow partnership bid on, as well as the need to preserve capital that may be employed to strengthen our wireless or wireline markets. At U.S. Cellular we also had to anticipate the costs of our technology upgrade to CDMA. Share repurchase remains an option to increase shareholder value and we will continue to consider further purchases as business and market conditions warrant.

Transition

On February 11, 2002, LeRoy T. Carlson, the Company's founder, retired as Chairman of the TDS Board of Directors and was elected to the office of Chairman Emeritus. His leadership was responsible for building TDS, which began with a small number of rural phone companies in southern Wisconsin, into a multi-regional telecommunications provider with over 4.3 million customer units in 34 states, revenues of $2.6 billion and 9,300 employees. We are thankful for his vision of the importance of telecommunications in people's lives and his passionate commitment to our customers, to our team members and to the Company's success. We are pleased that he will continue to serve TDS as a director and officer.

At the same time, the TDS Board of Directors unanimously elected Walter C.D. Carlson as non-executive Chairman of the Board. Walter Carlson has been a director of TDS since 1981 and a director of U.S. Cellular since 1989. As a partner at Sidley Austin Brown & Wood he has provided advice to a number of chief executive officers and boards of directors.

During the year 2001 we had only one other officer transition at TDS. Kevin Gallagher joined us as Vice President and Corporate Secretary in December. He was Senior Vice President- General Counsel/Secretary of 360° Communications Company until it was acquired by another company. He has a strong legal background and excellent telecommunications industry experience. Gregory Wilkinson, who had been with TDS almost from our inception in a number of senior executive positions, most recently Vice President and Corporate Secretary, retired. We thank him for his many contributions, and wish him every success.

Conclusion

The year 2001 marked the twentieth anniversary of the original listing of TDS's shares on the American Stock Exchange. The public capital markets in the United States have been and will continue to be vitally important to TDS's ability to obtain the capital necessary to build the business.

We thank you, our shareholders, for your important part in this process and for your support in 2001 and into the future. We welcome your ideas on how we can improve our performance and thereby continue to grow the value of the Company.

The Company's progress is only possible with the commitment of our exceptionally talented associates and employees. We thank you for your ongoing creativity and effort and for your dedication to serving our customers.

Cordially yours,

LeRoy T. Carlson, Jr.
President and Chief Executive Officer

Walter C.D. Carlson
Chairman of the Board

U.S. Cellular

Our continued focus on the customer led to a new vision which defines customer satisfaction as the product for which we will be known in the wireless marketplace.



John E. "Jack" Rooney
President and Chief Executive Officer
United States Cellular Corporation

U.S. Cellular has been a proud member of the TDS family since 1983. From the time we gained our first cellular customer in Knoxville, Tennessee, in June 1985, right up to today, we have enjoyed tremendous support from our parent company. For our part, we have turned the TDS vision of wireless telecommunications from a dream into the reality of a nearly two-billion-dollar business. As an integral part of TDS, U.S. Cellular will continue to be a leader in the growing wireless industry, as the following achievements indicate.

U.S. Cellular Customer Units
Thousands of Units



3500
3,461
3250
3,061
3000
2750
2,602
2500
2250
99
00
01

Dynamic Organization – A New Mission, Vision and Strategy

In keeping with U.S. Cellular's renewed customer focus, we developed a new vision, mission statement and business strategy during 2001. Our new vision defines customer satisfaction as the product for which U.S. Cellular will be known in the wireless marketplace.

Our Vision: We will proudly provide the best customer satisfaction. Customers "Expect it!" We deliver.

The new mission reflects our commitment to three equally important stakeholders—customers, shareholders and associates.

Our Mission: To provide the highest level of customer satisfaction, which will generate profitable growth for our shareholders and superior rewards for our associates. We will achieve this through a Dynamic Organization based on standards of excellence.

U.S. Cellular will achieve its vision and mission through continued profitable growth, attained by focusing on four strategic priorities.

Our Strategy: Increase customer satisfaction, grow revenues profitability, drive standards of excellence and drive the Dynamic Organization.

The Dynamic Organization continues to be a catalyst for change. A 2001 culture survey of U.S. Cellular associates showed an important shift in associate perceptions—a statistically significant increase in the number of associates who believe that "serving customers is my first priority." It is these associates who make the difference at U.S. Cellular and I would like to thank each of them. Within this report I recognize three individuals who have always put the customer first. Thank you, Lorrie Klawonn, Dana Dorcas and Veronica Ornes. We appreciate your dedication and thank you for delivering what our customers expect. You are part of a winning team and by recognizing you I recognize the entire team of associates at U.S. Cellular.

2001 in Review

U.S. Cellular's accomplishments in 2001 were many and varied. By executing our new vision, mission and business strategy to refocus on our customers, we achieved outstanding results during the year. Some of the highlights include:

- We continued our dedication to outstanding customer service, and received recognition in a number of publications both nationally and throughout our service areas as the "best wireless provider."
- With the principles of the Dynamic Organization management philosophy as a basis, our top leaders attended training sessions to develop the new leadership style required to execute our strategy and achieve our mission.
- We continued to lead the industry in low churn, achieving a 1.7% churn rate on our postpay customer base.
- We invested nearly $490 million on improvements to our wireless network.
- Minutes of use on our wireless systems increased 45% in 2001, indicating a strong demand for wireless services in our markets.
- We reorganized all of our distribution channels, and introduced a new "high-tech, high-touch" look to our retail stores.



Lorrie Klawonn
Retail Store Manager
Ottumwa, IA

Lorrie's greatest accomplishment, in her 12 years with U.S. Cellular, is reprogramming 90% of her customers' phones in just three days following U.S. Cellular's change from B band license to A band. Lorrie currently is the manager of a U.S. Cellular retail store in Ottumwa, Iowa.

Lorrie's dedication to customer service and inspirational leadership make her an invaluable associate. She heads a great team of associates who are excited to work at U.S. Cellular. "It's fun working with new associates and telling them how the cellular industry has evolved from the days when we had to drive uphill three miles to get a signal on our bag phones."



Dana Dorcas
Director of Sales
Gainesville, FL

As Director of Sales in the Southeast Georgia/Florida cluster, Dana oversees all aspects of U.S. Cellular operations. On several occasions, over the eleven years that Dana has been with U.S. Cellular, he has taken over the leadership of various U.S. Cellular operations that needed immediate attention. By improving morale and performance, he transformed these operations into winners.

Dana has the ability to motivate and lead his teams to achieve their goals, and as he would say, "You are only as good as your team!" This is evidenced by his being awarded the Company's 2001 Cultural Survey Coaches Award. His ability to quickly assess needed changes is complemented by his salesmanship and planning skills.

U.S. Cellular

Our financial results, and the key drivers of those results, were strong, but did not meet our targets for the year. An extremely competitive wireless marketplace has driven revenue per minute of use downward throughout the industry, lessening the positive effect on revenues of the increase in minutes of use. The effects of the terrorist attacks on September 11, 2001, and the overall downturn in the economy, especially for retailers, had a significant impact on our business in the second half of 2001. Traffic into our retail and agent locations slowed substantially, even during the holiday shopping season. As a result, despite our low churn rate, we added fewer new customers in 2001 than in 2000.

We added 354,000 net new customers during 2001, ending the year with just under 3.5 million customer units. Driven by the increase in customers, service revenues increased 10% to $1,826 million. Operating cash flow totaled $618 million, an 11% increase from the previous year, helping produce net income from operations of $181 million.

These results are indicative of a strong company. We feel that the changes we have made to refocus on our customers, along with our other accomplishments, will provide the basis for continued strong profitable growth at U.S. Cellular.

Connecting With Our Customers

Serving customers is indeed the first priority of U.S. Cellular associates. Connecting with our customers means being easily accessible to them—whenever, wherever and however they choose to do business with us. Our goal is to ensure that all customers and potential customers have a positive experience with U.S. Cellular.

Positive customer perceptions are vital to a successful, retail-driven organization. During 2001, U.S. Cellular introduced its new "high-tech, high-touch" retail stores. More than 20 newly designed stores were opened in new locations, more than 50 existing stores were remodeled and elements of the new design concept were incorporated into the company's other retail locations. The new stores, designed with feedback from customer advisory panels, increase the ease and convenience of shopping for wireless products and services by guiding customers through every step of the buying process—from selecting the right rate plan to choosing the best phone and wireless accessories.

Some customers may choose to connect with us through U.S. Cellular agents located throughout our service areas. During 2001, we placed more emphasis on exclusive agents who represent only U.S. Cellular. New merchandising programs, new signage, store fixtures identical to those in our company-owned stores and the ability to activate customer accounts online are just part of the support and incentives provided to our exclusive agents. In September 2001, U.S. Cellular signed an exclusive service agreement with Catalyst Marketing, Inc., ("Catalyst") to expand its exclusive agent network throughout the central, eastern and southwestern regions of the United States. The Catalyst stores will reflect U.S. Cellular's new "high-tech, high-touch" retail store branding strategy.

The growing number of customers who prefer to connect with U.S. Cellular online now have improved access via our redesigned Web site, launched in April 2001. It provides fast and easy access to information on U.S. Cellular, its products and services, and offers the convenience of online wireless shopping.



Customer Care Center associates are a vital connection to our customers. First-call resolution is their number one goal.



In 2001, we opened a new state-of-the-art I.S. facility to better serve our associates.

Creating the dynamic difference



Our new "high-tech, high-touch" retail stores are designed to increase the ease and convenience of shopping for our wireless products and services.

Markets currently owned and managed
PCS markets wholly owned and managed
PCS markets owned through joint ventures
States in which U.S. Cellular owns markets
U.S. Cellular Corporation Corporate Headquarters, Chicago, IL


Serving our customers and providing them with a positive experience is the first priority of our associates.

U.S. Cellular's Customer Care Center associates are also a vital connection to our customers. According to our surveys, our customers rate getting the information they need or resolving their problem with a single call to U.S. Cellular as extremely important. First-call resolution is the goal of U.S. Cellular's customer service organization, and improvement in this measurement is now used in determining performance incentives for all front-line associates.

These call center associates, who are based in six regional locations, receive six weeks of intensive customer service training before they start serving customers. This year, all customer service leaders also participated in leadership training.

We are providing enhanced customer service through several new technologies, some of which include:

- Web-enabled activation, which allows agents and direct sales channels to activate customer accounts online.
- Implementation of the Customer Acquisition and Retention System ("CARES") billing and information system in all U.S. Cellular markets, which was completed in 2001. CARES enables our customer care associates to respond more quickly to customers.
- Over-the-air activation, which allows customer phones to be programmed to provide "intelligent roaming" on predetermined carriers selected by U.S. Cellular.

U.S. Cellular's commitment to customer service was recognized in 2001 when we were named the 2001 Wireless Titan Award winner for outstanding customer service by *Wireless Review*, a highly regarded industry trade magazine.

Network and Product Improvements

U.S. Cellular continues to expand and upgrade its network to give our customers the highest call quality, the broadest range of coverage and access to new and enhanced features. More than 370 new cell sites were installed across U.S. Cellular markets in 2001 to improve coverage and call quality for customers. This brings the total number of cell sites to more than 2,900 at year-end 2001.

U.S. Cellular continually seeks to provide state-of-the-art technology for our customers. Late in 2001, we announced the deployment of a highly advanced digital technology—Code Division Multiple Access ("CDMA") 1XRTT—which will enable U.S. Cellular to more effectively respond to the changing wireless needs of customers. This major technology upgrade will enable U.S. Cellular to enhance digital service by adding voice capacity, offering high-speed data products and improving coverage. The new technology is expected to be in 40% of current markets by year-end 2002 and 75% of markets by year-end 2003, with completion expected by 2004. The approximate cost of the conversion will be $400-$450 million, spread over the three-year period.

Knowing and understanding customer needs and desires, likes and dislikes, enables us to provide better service by offering the products and services customers tell us they want. We responded to customer feedback with several new products in 2001, including:

- One- and two-way mobile text messaging services, introduced in all U.S. Cellular markets in June 2001.
- A Mobile-2-Mobile digital calling feature, which gives consumers a new money-saving option for calls made between U.S. Cellular digital customers within their local Mobile-2-Mobile coverage area.
- Enhanced TalkTracker® prepaid wireless service with expanded coverage areas, extended time for using prepaid minutes and value-added features including call waiting and three-way calling.

U.S. Cellular will continue to develop new products to respond to both the general consumer market as well as to select high-value market segments, such as Small Office-Home Office and teenage customers. Among products now under development are a variety of new data products and voice portal services that will allow wireless phone users to obtain voice-delivered information from e-mail or voice mailboxes.

In addition to improving our network and introducing new products and services, U.S. Cellular continued to be involved in various community initiatives aimed at enhancing the quality of life throughout our markets. Our support included donations of airtime and wireless equipment, monetary contributions and volunteer time; benefiting such groups as U.S. veterans, the homeless, victims of domestic violence and elder abuse, neighborhood crime prevention and disaster relief teams. U.S. Cellular contributed to the City of Chicago's fund to support victims of the September 11, 2001, terrorist attacks and their families. U.S. Cellular also launched campaigns to proactively address driver distraction as well as other issues such as safety and courteous use.

Summary and Outlook for 2002

I look forward to a very successful year in 2002. We at U.S. Cellular believe that the economy will turn around in the second half of the year, and our growth targets reflect the effects the economy is expected to have on our business. We will continue our renewed focus on our customers and their needs. We will provide a high-quality network and state-of-the-art products and services for our customers. We will continue to be active in the communities we serve. Our ability to achieve these goals will drive our success in 2002.



Veronica Ornes
Retail Store Manager
Laredo, TX

Veronica manages the day-to-day operations of the Laredo, Texas, U.S. Cellular retail store. In addition to her duties as a full-time employee, Veronica has recently completed her bachelor's degree and is now working on a master's as well.

Veronica has been with U.S. Cellular for ten years, and her *team-first* attitude has enabled her to work her way up from Collections Associate to Retail Store Manager. She is fluent in both English and Spanish and is dedicated to providing the best service to her customers in the culturally diverse Laredo market. Her outlook helps explain her achievements: "This job challenges me to reach my maximum potential. Every day is different. I have seen many good changes throughout my tenure at U.S. Cellular. Working for this organization has been very rewarding for me."

TDS TELECOM

Our formula of providing excellent customer service with local operations has again produced strong operating results.



James Barr III
President and Chief Executive Officer
TDS Telecommunications Corporation

Communications services have become an indispensable element of both our daily business and home lives. As consumers' dependence on communications increases, so too do their choices. Today, telephony services compete not only with wireless, but also with cable and multiple Internet service providers for the consumer's communications dollar. That's why the reliability and service quality of TDS TELECOM products is essential to our continued success.

Service quality and customer care are our sustainable competitive advantages. Our unwavering focus on customer care is the only element of our business that isn't constantly changing. It also sets our local telephone companies apart from other providers and enables TDS TELECOM to continue to grow in all of its markets – from rural communities to suburban areas, to mid-size cities.



TDS TELECOM Access Lines
Thousands of Units
1,000
800
600
400
200
0
638
713
848
99
00
01
ILEC
CLEC

Connecting People

Each day, TDS TELECOM's thousands of miles of copper and coaxial cable help people to connect with each other. We save lives, share joys, call our mothers, transfer funds, send e-mails and faxes, and close business deals. In essence, TDS TELECOM enables people to lead more fulfilling lives at work and at home.

Of course, we also work hard to provide increased value for our shareholders and I am pleased to report strong operating results again in 2001 for TDS TELECOM. We owe our success to well-planned expansion of our Competitive Local Exchange Carrier ("CLEC") operations and disciplined management of our Incumbent Local Exchange Carrier ("ILEC") operations. Operating cash flow grew by 3% over 2000 to $268 million. TDS TELECOM's core ILEC business revenues increased 9%, with a 10% increase in operating cash flow. Continued expense management and an ever-tightening focus on Return on Capital ("ROC") resulted in 9.3% ROC for the ILEC business in 2001, up from 8.1% in 2000, contributing to the year's excellent results. TDS METROCOM and USLink also met the very high expectations we set for them in 2001, bucking a negative industry trend. CLEC revenues grew 40% in 2001.

Over the decades, we have brought telecommunications services to thousands of customers and all of our employees should be proud of the outstanding service and customer care we stand for. In this report, I recognize three employees who exemplify our spirit of service. Thank you, Julie Schuelke, Dale Freeman and Joe Kirk. You are part of an outstanding team. By featuring you in this report, I am thanking all TDS TELECOM employees who share your passion for service. We appreciate the extra effort you have shown at each stage of your career to make our company more successful.

What it Takes to Win

Decades of experience have taught us how to win. When you pick up business periodicals it's all too common to read a story about a failed CLEC, a defunct Digital Subscriber Line ("DSL") provider, or even a telephone company that has spread itself too thin across too many "over-hyped" business opportunities. The competitive business market is getting more complicated every day. TDS TELECOM has been able



TDS TELECOM employees have an unwavering focus on service and customer care.



We continue to roll out DSL services to meet customer demands for high-speed Internet services.



Julie Schuelke
Director-Business Office Support
Madison, WI

Julie has seen many technological innovations that have improved customer service during her twenty-plus years at TDS TELECOM. She characterizes her daily work as "responding to issues that may have an impact on customers. Our job is to provide tools that help Customer Sales and Sales Representatives ("CSSRs") serve our customers more effectively."

Her greatest career accomplishment has been being a part of the creation and implementation of TDS TELECOM's Virtual Business Office ("VBO"). "Our distribution call center and extended customer care centers are built on information-sharing systems developed specifically for our geographically dispersed environment. This technology allows every customer to be served by a CSSR at the customer's convenience, and it allows us to staff our local offices – which is so important to our customers – at reasonable levels rather than for peak workloads."



Dale Freeman
General Manager Sales and Service
Edwards, NY

In his 14 years with TDS TELECOM, Dale's job – and perspective – have changed considerably. His greatest accomplishment is "transitioning from a Service Technician, being just 'service oriented,' to realizing the importance of increasing revenues and becoming 'sales *and* service oriented.'"

Today, Dale manages four TDS TELECOM companies and travels approximately 300 miles each week to visit them. When he's not there, he trusts his associates to make decisions. "Empowerment is everything. We won an Inspiring Excellence Award for our self-directed work groups. I share everything I can (which is 99 percent of what I know) at our weekly staff meetings. If employees know *why* they're doing something, they understand *why* they make a difference." Dale is a four-time Inspiring Excellence Award Winner.

to stay ahead of the CLEC competition and win with our TDS METROCOM and USLink offerings in mid-size markets. We take advantage of more than 30 years of telephony experience and process improvements as we enter into new markets with our CLEC products. Our customers know that they can count on an established company with a proven track record to provide them solid advantages in the communications arena.

TDS METROCOM launched 5 new markets, serving over 25 cities, in Illinois and Michigan during 2001. CLEC residential lines grew 139% year-over-year. CLEC business lines increased 50% during the same period. TDS METROCOM posted a 121% increase in total lines in 2001.

TDS TELECOM's growth plans call for rapid but controlled growth in the CLEC business. In 2001, TDS METROCOM produced some positive cash flow results in its more mature markets. We anticipate that our other newer markets will turn cash flow positive roughly 24 months after initial launch.

In August 2000, TDS TELECOM introduced a long-distance product, TDS TRUE TALK™. It was an immediate success. As of December 31, 2001, 125,300 customers purchased the service from us, an impressive display of the strength of the TDS TELECOM brand. TRUE TALK™ demonstrates our willingness to listen to our customers' requests – in this case their desire for a simple and fairly priced long-distance service. After 16 months, TDS TELECOM has become the second most popular long-distance provider to our ILEC customer base, with 19% penetration of ILEC access lines achieved as of December 31, 2001.

High-speed Internet service is in high demand. In 2001, both TDS TELECOM and TDS METROCOM continued to roll out DSL services. By year-end, TDS TELECOM offered DSL service in 23 of its markets and served 2,200 total DSL lines. TDS METROCOM served an additional 6,800 DSL lines. We also relaunched our standard dial-up Internet service with a number of important enhancements. Our new and improved TDS Internet Services provide more e-mail boxes and faster connection speeds. In response to customer demand for e-mail portability, WebMail was introduced to our Internet customers who can now send and receive e-mail from any Internet connection in the world. TDS TELECOM served a total of 131,200 Internet customers through its ILEC and CLEC operations at December 31, 2001.

Growth Through Acquisition

In the third quarter, we completed the acquisition of Chorus Communications Group, Ltd., ("Chorus") our largest acquisition to date. Both organizations worked hard to integrate 43,000 access lines, 27,000 Internet customers and more than 300 employees into our organization. A transition team with representatives from both companies took advantage of a ten-month transition period to find best practices, superior talents, good ideas, and synergies that will propel the combined organization forward. Fresh ideas and new perspectives are always a welcome addition at TDS TELECOM. As we learn and grow from this experience, we will be better prepared to take advantage of other growth opportunities that may become available in the market.

The acquisition of Chorus demonstrates our focus on clustering at TDS TELECOM. The assets we acquired adjoin existing operations in southern Wisconsin and will greatly strengthen our presence in the area. In November, we announced plans to acquire

Local Customer Service



FUTURE SITE OF
TDS METROCOM

TDS METROCOM's continued growth required a move in 2001 to a larger facility.

Our Internet services now provide more e-mail boxes and faster connection speeds. Our customers can now check e-mail from any Internet connection in the world.



TDS.NET


Our Virtual Business Office allows customers to get a response whenever they need service.

MCT, Inc. of Contoocook, New Hampshire which serves 18,000 telephone access lines and 4,000 Internet and DSL customers. MCT lies adjacent to our existing New Hampshire TDS TELECOM exchanges already serving 8,000 access lines in the rapidly growing southern part of the state.

Customers Have Great Expectations

When we ask our customers what they expect from their local phone company, they tell us that reliable, high-quality telephone service is paramount. In addition, they want value for price, smart and helpful employees, a responsive local repair service and new technologies.

Delivering great service and, more importantly, maintaining a reputation for great service, means continually evaluating our performance. We track customer satisfaction ratings from the Company each month and use the results to help guide our interaction with our customers. Equipped with the data from these surveys, we have implemented new tools designed to retain existing customers and win new ones by enhancing our services.

The Virtual Business Office ("VBO") introduced in 1996 continues to improve. It uses computer telephony integration to join offices together into regional clusters. The VBO structure enables TDS TELECOM to keep employees in local offices close to our customers and still offer the efficiencies of a highly professional, full-time call center. In response to our research findings, we have expanded our call center operations to

24 hours a day, 7 days a week, 365 days per year. Our customers know that they can always get a response when they need service.

We have added self-service options to the Internet. Again, after listening to our customers we expanded our e-commerce and e-business capabilities to accommodate their needs with online purchasing and product information.

We maintain a local presence in the communities we serve with local customer service, sales, repair, and response teams. We believe that this local commitment is a critical component of our success. A strong local team is imperative to supporting our customers' desire for a rapid response to a problem or installation request. We encourage employees to become involved in our communities. We also champion economic development in our communities and have worked to secure nearly $1.3 million in loans for rural community and business development in 2001 through the federal Rural Economic Development program. Strengthening local communities is key to our continuing success.

The Next Decade

Given the ever-changing communications environment, I cannot predict what the next ten years will bring. But I know it will be good for TDS TELECOM because our business formula of providing excellent customer service with local operations will succeed even while our telecommunications products continue to change. In the short term, our 2002 initiatives will help us continue our focus on the customer, increase our brand value, and produce excellent financial results.

We are very disciplined in the way we plan our business. We have a strategy to grow that will build value for our shareholders and provide opportunities for our employees as they develop their abilities. We have a strategy to win in each of our markets by delivering state-of-the-art customer service. And, we have a strategy that produces outstanding operating results. Above all we have an outstanding team to achieve these strategies. Here are just a few of the initiatives and goals we have established for 2002:

- Expand our CLEC business into more mid-size cities.
- Make acquisitions in existing geographic clusters.
- Expand high-speed Internet product availability with DSL and Integrated Services Digital Network ("ISDN") offerings.
- Raise productivity throughout the company by continually improving our processes and leveraging best practices between our ILEC and CLEC businesses.
- Continue to work with regulators to make sure that our gains are shared with customers, employees and stockholders.
- Lead the competition in customer satisfaction.

We owe our success to the outstanding employees who work for us at our operations around the country. With their dedication and the continuing support of you, our shareholders, we can have an outstanding 2002.



Joe Kirk
Director-Mid Center Division Operations
Continental, OH

Joe started at TDS TELECOM as an Installation-Repairman 23 years ago. At every stage of his career he has demonstrated a passion for serving customers: "As telecommunications providers, we know how much our jobs affect our customers' lives. That makes us perform at our peak. If people don't have total customer focus when they come in, they get it from the people who are already fortunate to work here."

Joe also keeps his team focused on revenue generation, expense control and process improvement. "That way we maintain a challenging and rewarding work environment that celebrates and rewards individual and team contributions."



Board of Directors

Seated (left to right):

LeRoy T. Carlson
Chairman Emeritus and Director

LeRoy T. Carlson, Jr.
President, Chief Executive Officer and Director

Walter C.D. Carlson
Chairman of the Board and Director; Partner – Sidley Austin Brown & Wood (Attorneys-at-Law)

Back Row (left to right):

Herbert S. Wander (1)
Director; Partner – Katten Muchin Zavis (Attorneys-at-Law)

George W. Off (1)* (2)*
Director; Retired Chairman of the Board of Directors of Catalina Marketing Corporation

Martin L. Solomon
Director, Private Investor

Sandra L. Helton
Executive Vice President, Chief Financial Officer and Director

James Barr III
Director; President and Chief Executive Officer of TDS Telecom

Dr. Letitia G.C. Carlson, MD, MPH(2)
Director; Physician and Assistant Professor at George Washington University Medical Center

Donald C. Nebergall(1)
Director; Rural Consultant, Former Chairman, President and CEO of Brenton Bank and Trust – Cedar Rapids, Iowa

Michael D. Bills
Director; Chief Investment Officer at University of Virginia Investment Management Company



Kevin A. Mundt
Director; Vice President and Director, Mercer Management Consulting

Rudolph E. Hornacek, not shown
Director Emeritus

Lester O. Johnson, not shown
Director Emeritus

(1) Audit Committee
(2) Stock Option Compensation Committee
** denotes chairperson*

Officers

LeRoy T. Carlson, Jr.
President and Chief Executive Officer

LeRoy T. Carlson
Chairman Emeritus

Sandra L. Helton
Executive Vice President and Chief Financial Officer

Scott H. Williamson
Senior Vice President – Acquisitions and Corporate Development

Thomas A. Burke
Vice President and Chief Information Officer

Kevin C. Gallagher
Vice President and Corporate Secretary

Jerry A. Gleisner
Vice President – Corporate Systems

C. Theodore Herbert
Vice President – Human Resources

Rudolph E. Hornacek
Vice President – Engineering

D. Michael Jack
Vice President and Corporate Controller

J. Timothy Kleespies
Vice President – Tax

Peter L. Sereda
Vice President and Treasurer

Mark A. Steinkrauss
Vice President – Corporate Relations

James W. Twesme
Vice President – Corporate Finance

Byron A. Wertz
Vice President – Corporate Development

Michael K. Chesney
Vice President – Corporate Development

George L. Dienes
Vice President – Corporate Development

Michael G. Hron
General Counsel and Assistant Secretary; Partner – Sidley Austin Brown & Wood (Attorneys-at-Law)

Company Management

TDS Corporate Management



Sandra L. Helton
Executive Vice President and Chief Financial Officer

Thomas A. Burke
Vice President and Chief Information Officer

Kevin C. Gallagher
Vice President and Corporate Secretary

Jerry A. Gleisner
Vice President – Corporate Systems

C. Theodore Herbert
Vice President – Human Resources



Rudolph E. Hornacek
Vice President – Engineering

D. Michael Jack
Vice President and Corporate Controller

J. Timothy Kleespies
Vice President – Tax

Peter L. Sereda
Vice President and Treasurer



Mark A. Steinkrauss
Vice President – Corporate Relations

James W. Twesme
Vice President – Corporate Finance

TDS Corporate Development Team



Scott H. Williamson
Senior Vice President – Acquisitions and Corporate Development

Michael K. Chesney
Vice President – Corporate Development

George L. Dienes
Vice President – Corporate Development

Byron A. Wertz
Vice President – Corporate Development

Paul Forshay
Director – Corporate Development

Financial Report

Contents

Selected Consolidated Financial Data

Year Ended or at December 31,	2001	2000	1999	1998	1997
		(Dollars in thousands, except per share amounts)			
Operating Revenues	**$ 2,588,542**	$2,326,856	$2,122,346	$1,803,639	$1,430,748
Operating Income	**436,155**	420,066	370,393	270,487	229,686
Gain (Loss) on Marketable Securities and Other Investments	**(548,305)**	15,716	345,938	262,698	41,438
Net Income (Loss) Available to Common from Continuing Operations					
From Operations	**167,653**	154,249	110,765	58,607	74,734
From Gains (Losses)	**(336,359)**	(9,226)	179,414	124,964	14,705
	$ (168,706)	$ 145,023	$ 290,179	$ 183,571	$ 89,439
Basic Weighted Average Shares Outstanding (000's)	**58,661**	59,922	61,436	60,982	60,211
Basic Earnings per Share from Continuing Operations	**$ (2.87)**	$ 2.42	$ 4.72	$ 3.01	$ 1.49
Diluted Earnings per Share from Continuing Operations					
From Operations	**2.86**	2.54	1.78	.97	1.24
From Gains (Losses)	**(5.73)**	(.15)	2.87	2.02	.24
	$ (2.87)	$ 2.39	$ 4.65	$ 2.99	$ 1.48
Pretax Profit (Loss) on Revenues	**(6.6)%**	14.9%	28.6%	21.8%	15.5%
Effective Income Tax (Benefit) Rate	**(26.1)%**	43.1%	41.3%	40.9%	43.2%
Dividends per Common and Series A Common Share	**$ .54**	$ .50	$ .46	$ .44	$ .42
Cash and Cash Equivalents	**$ 140,744**	$ 99,019	$ 111,010	$ 45,139	$ 45,996
Working Capital	**(141,860)**	(457,311)	138,336	(192,179)	(448,958)
Property, Plant and Equipment, net	**2,558,031**	2,186,025	2,095,889	2,020,092	1,892,556
Total Assets	**8,046,792**	8,634,609	5,397,476	5,091,554	4,580,881
Notes Payable	**265,300**	499,000	—	170,889	527,587
Long-term Debt (including current portion)	**1,575,225**	1,188,626	1,294,844	1,291,032	1,082,594
Common Stockholders' Equity	**3,518,924**	3,936,067	2,448,261	2,253,195	1,969,557
Capital Expenditures	**$ 700,150**	$ 456,019	$ 399,631	$ 463,543	$ 488,833
Current Ratio	**.8**	.5	1.4	.7	.4
Common Equity per Share	**$ 60.08**	$ 67.07	$ 40.04	$ 36.83	$ 32.50
Return on Average Common Equity	**(4.5)%**	4.5%	12.3%	8.7%	4.5%

Telephone and Data Systems, Inc. ("TDS" or the "Company") is a diversified telecommunications company that provided high-quality telecommunications services to approximately 4.3 million wireless telephone and wireline telephone customer units in 34 states at December 31, 2001. TDS conducts substantially all of its wireless telephone operations through its 82.2%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular") and its wireline telephone operations through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom").

The following discussion and analysis should be read in conjunction with TDS's consolidated financial statements and the accompanying notes.

Results of Operations

Operating Revenues increased 11% ($261.7 million) during 2001 and 10% ($204.5 million) during 2000 reflecting primarily the 14% and 17% growth in customer units in 2001 and 2000, respectively. U.S. Cellular revenues increased $178.2 million in 2001 and $140.2 million in 2000 on 13% and 18% increases in customer units, respectively. TDS Telecom revenues increased $83.5 million in 2001 and $64.3 million in 2000 as access lines increased by 19% and 12%, respectively. The increase in access lines is primarily related to the growth in the competitive local exchange operations and acquisitions.

Operating Expenses rose 13% ($245.6 million) in 2001 and 9% ($154.8 million) in 2000. U.S. Cellular operating expenses increased $153.3 million during 2001 and $103.7 million during 2000 due primarily to the costs associated with providing service to an expanding customer base and additional depreciation and amortization expense. TDS Telecom operating expenses increased $92.3 million during 2001 and $51.1 million during 2000 due to the expansion of the competitive local exchange business and growth in local telephone operation.


Total Revenues
$ Millions
2,122
2,327
2,589
3000
2500
2000
1500
1000
500
0
99
00
01
U.S. Cellular
TDS Telecom

Operating Income increased 4% ($16.1 million) in 2001 and 13% ($49.7 million) in 2000. U.S. Cellular's operating income increased 9% ($24.9 million) in 2001 and 14% ($36.5 million) in 2000, reflecting the increase in customers and revenues. TDS Telecom's operating income declined 7% ($8.8 million) in 2001 and increased 12% ($13.2 million) in 2000. The decrease in TDS Telecom's operating income in 2001 reflects increased operating losses from the competitive local exchange business due to continued expansion of the business.

Year Ended December 31,	**2001**	2000	1999
	(Dollars in thousands)		
Operating Income			
U.S. Cellular	**$317,212**	$292,313	$255,842
TDS Telecom			
ILEC	**161,916**	142,708	124,093
CLEC	**(42,973)**	(14,955)	(9,542)
	118,943	127,753	114,551
Operating Income	**$436,155**	$420,066	$370,393


Operating Income
$ Millions
370
420
436
500
400
300
200
100
0
99
00
01
U.S. Cellular
TDS Telecom

Investment and Other Income (Expense) primarily includes gains and (losses) on marketable securities and other investments, interest and dividend income and investment income.

Gain (Loss) on marketable securities and other investments totaled $(548.3) million in 2001, $15.7 million in 2000 and $345.9 million in 1999. The Company held marketable securities of certain companies that were involved in merger transactions in 2001 and 1999 generating significant gains and losses. TDS recognized a gain or loss on the difference between the historical basis in its investments and the value of the shares and cash received from the mergers. In 2001, TDS realized a loss of $644.9 million as a result of the merger between VoiceStream Wireless Corporation ("VoiceStream") and Deutsche Telekom AG. Partially offsetting the loss in 2001 was a gain of $96.1 million recorded as a result of the merger between

Illuminet Holdings, Inc. and VeriSign Inc. In 1999, TDS recognized a $327.1 million gain as a result of the AirTouch Communications, Inc. merger with Vodafone Group plc.

TDS received $0.5 million as a final bankruptcy settlement in 2001 after recording an $80.4 million write-off of its investment in a paging entity that filed for bankruptcy protection in 2000. The sale of non-strategic cellular interests and the settlement of a legal matter resulted in gains of $96.1 million in 2000. The sale of other non-strategic minority cellular interests and other investments generated gains totaling $18.8 million in 1999.

Investment income, TDS's share of income in unconsolidated entities in which it has a minority interest, totaled $50.6 million in 2001, $38.7 million in 2000 and $31.3 million in 1999. TDS follows the equity method of accounting, which recognizes TDS's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, where TDS's ownership interest equals or exceeds 20% for corporations and 3% for partnerships. Investment income in 2000 included $8.0 million of equity losses on a paging investment while no such equity losses are included in 2001. Improved operating results of certain minority cellular interests in 2001 and 2000 also increased investment income.

Amortization of costs related to minority investments totaled $1.3 million in 2001, $10.3 million in 2000 and $12.9 million in 1999. The decrease in amortization costs in 2001 is related primarily to the write-off of the paging investment in 2000. Amortization of costs related to the paging investment totaled $7.7 million in 2000 and $10.3 million in 1999.

Interest Expense increased 3% ($3.2 million) in 2001 and 1% ($575,000) in 2000. The increase in interest expense was related primarily to an increase in short-term debt, prior to the sale of $500 million of 7.6% Series A Notes in December 2001, offset somewhat by lower interest rates. Long-term interest expense declined by $6.3 million due to the reduction in U.S. Cellular Liquid Yield Option Notes ("LYONs") debt.

Income Tax Expense (Benefit) was a benefit of $44.9 million in 2001 and an expense of $149.5 million in 2000 and $251.0 million in 1999. The period to period change reflects primarily the changes in pretax income. The Company reported a loss from continuing operations before income taxes and minority interest in 2001. The income tax benefit recorded on such loss resulted in an income tax benefit rate of 26.1% in 2001. The effective tax rate was 43.1% in 2000 and 41.3% in 1999. Income from continuing operations before income taxes and minority interest includes gains and losses from marketable securities and other investments. The effective income tax rate excluding such gains and losses was 44.4%, 40.4% and 44.3% for the years ended December 31, 2001, 2000 and 1999, respectively.

Minority share of income includes primarily the minority public shareholders' share of U.S. Cellular's net income, the minority shareholders' or partners' share of certain U.S. Cellular subsidiaries' net income or loss and other minority interests. U.S. Cellular's minority public share of income includes minority share of gains of $9.0 million in 2000 and $30.6 million in 1999. There was no minority share of gains in 2001.

Year Ended December 31,	2001	2000	1999
	(Dollars in thousands)		
Minority Share of Income			
U.S. Cellular			
Minority Public Shareholders	**$(32,403)**	$(41,929)	$(57,411)
Subsidiaries' Minority Interests	**(10,146)**	(7,629)	(7,148)
	(42,549)	(49,558)	(64,559)
Other Subsidiaries	**1,393**	(1,867)	(558)
	$(41,156)	$(51,425)	$(65,117)


Net Income from Continuing Operations, Excluding Gains
$ Millions
112
155
168
99
00
01
0
50
100
150
200

Income (Loss) From Continuing Operations and **Diluted Earnings Per Share From Continuing Operations** were significantly affected by gains and losses from marketable securities and other investments. Income and diluted earnings per share from continuing operations and from gains and losses are shown in the following table.

Year Ended December 31,	2001	2000	1999
	(Dollars in thousands, except per share amounts)		
Income From Continuing Operations			
Operations	**$ 168,111**	$154,753	$111,912
Gains (Losses)	**(336,359)**	(9,226)	179,414
	$(168,248)	$145,527	$291,326
Diluted Earnings Per Share From Continuing Operations			
Operations	**$ 2.86**	$ 2.54	$ 1.78
Gains (Losses)	**(5.73)**	(0.15)	2.87
	$ (2.87)	$ 2.39	$ 4.65


Diluted Earnings per Share from Continuing Operations, Excluding Gains
$ per share
1.78
2.54
2.86
3.0
2.5
2.0
1.5
1.0
99
00
01

Discontinued Operations. The merger of Aerial Communications, Inc. ("Aerial") with VoiceStream was completed on May 4, 2000. TDS recognized a gain of $2,125.8 million, net of tax, or $35.06 diluted earnings per share on this transaction. The gain was reduced by $24.1 million, or $0.41 per share, in 2001 to reflect adjustments to estimates used during the closing in the calculation of income and other tax liabilities. In 1999, the loss on operations of Aerial, net of tax, reduced net income by $111.5 million, or $1.78 per share.

Extraordinary Item – loss on debt extinguishment, net of minority interest, is related to U.S. Cellular's retirement of LYONs. U.S. Cellular retired LYONs with an aggregate carrying value of $25.4 million and $63.6 million during 2001 and 2000, respectively, for cash totaling $32.0 million and $99.4 million, respectively. A loss, net of minority interest, of $5.7 million, or $0.10 loss per share, in 2001, and $30.5 million, or $0.51 loss per share, in 2000, reflects the difference between the purchase price and the carrying value.

Cumulative Effect of Accounting Change, net of tax and minority interest reflects the implementation of Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition in Financial Statements" in 2000. U.S. Cellular defers recognition of wireless activation and reconnection fees to the accounting period when wireless service is provided to the customer. Under the prior method of accounting, wireless activation fees were recognized at the time the customer signed a wireless contract for service. The cumulative effect of this accounting change reduced net income in 2000 by $3.8 million, or $0.06 per share.

Wireless Telephone Operations

TDS provides wireless telephone service through United States Cellular Corporation ("U.S. Cellular"), an 82.2%-owned subsidiary. U.S. Cellular owns, manages and invests in wireless markets throughout the United States. Growth in the customer base is the primary reason for the increase in U.S. Cellular's results of operations in 2001 and 2000. The number of customer units increased 13% to 3,461,000 at December 31, 2001 and increased 18% to 3,061,000 at December 31, 2000. U.S. Cellular added 354,000 net new customer units from its marketing efforts and 46,000 customer units from acquisitions in 2001. In 2000, 483,000 net new customer units were added from marketing efforts while acquisition/divestiture activity reduced customer units by 24,000.


Cellular Units in Service
Thousands of Units
2,602
3,061
3,461
3500
3250
3000
2750
2500
2250
2000
99
00
01

Year Ended December 31,	2001	2000	1999
	(Dollars in thousands)		
Operating Revenues			
Retail service	**$1,408,253**	$1,227,590	$1,089,249
Inbound roaming	**272,361**	292,437	318,659
Long-distance and other	**145,771**	133,895	117,752
Service Revenues	**1,826,385**	1,653,922	1,525,660
Equipment sales	**68,445**	62,718	50,769
	1,894,830	1,716,640	1,576,429
Operating Expenses			
System operations	**421,114**	350,507	368,070
Marketing and selling	**297,239**	303,721	272,729
Cost of equipment sold	**124,028**	139,654	124,058
General and administrative	**434,579**	364,747	325,758
Depreciation and amortization	**300,658**	265,698	229,972
	1,577,618	1,424,327	1,320,587
Operating Income	**$ 317,212**	$ 292,313	$ 255,842
Consolidated Markets:			
Markets	**142**	139	139
Market penetration	**13.48%**	12.29%	10.47%
Cell sites in service	**2,925**	2,501	2,300
Average monthly service revenue per customer unit	**$ 46.28**	$ 49.21	$ 53.71
Churn rate per month	**1.9%**	2.0%	2.1%
Cost per gross customer addition	**$ 322**	$ 330	$ 346
Employees	**5,150**	5,250	4,800

Operating Revenues increased 10% ($178.2 million) in 2001 and 9% ($140.2 million) in 2000. The revenue increases were driven by the 13% and 18% growth in customer units in 2001 and 2000, respectively. Lower revenue per customer, due to competitive pricing pressures, incentive plans and consumer market penetration, has partially offset the revenue growth from the increase in the customer base. Average monthly service revenue per customer was $46.28 in 2001, $49.21 in 2000 and $53.71 in 1999. Management anticipates that average monthly service revenue per customer will continue to decrease as retail service and inbound roaming revenue per minute of use decline.


U.S. Cellular Operating Revenue
$ Millions
1,576
1,717
1,895
2000
1750
1500
1250
1000
99
00
01

Retail service revenues (charges to U.S. Cellular's customers for local system usage and usage of systems other than their local systems) increased 15% ($180.7 million) in 2001 and 13% ($138.3 million) in 2000 due primarily to the growth in customers. Average monthly retail service revenue per customer was $35.68 in 2001, $36.52 in 2000 and $38.35 in 1999. Local minutes of use averaged 216 per month in 2001, 157 per month in 2000 and 115 per month in 1999, while average retail service revenue per minute continued to decline. Competitive pressures and U.S. Cellular's use of incentive programs and rate plans to stimulate overall usage resulted in the lower average monthly retail service revenue per minute of use. The decrease in average monthly retail service revenue per customer primarily reflects the increasing level of competition for wireless services and the continued penetration of the consumer market.

Inbound roaming revenues (charges to other wireless service providers whose customers use U.S. Cellular's systems when roaming) decreased 7% ($20.1 million) in 2001 and 8% ($26.2 million) in 2000. Lower negotiated roaming rates have offset increased minutes of use, resulting in decreased roaming revenues in both years. Average monthly inbound roaming revenue per U.S. Cellular customer was $6.90 in 2001, $8.70 in 2000 and $11.22 in 1999. In 2001, the increase in minutes of use was in proportion to the growth in the number of customers throughout the wireless industry. In 2000, the increase in minutes of use was affected by certain pricing programs offered by other wireless companies that began in the second half of 1999. Wireless customers who sign up for these programs are given price incentives to roam in other markets, including U.S. Cellular's markets, thus driving an increase in U.S. Cellular's inbound roaming minutes of use.

Management anticipates that the increase in inbound roaming minutes of use will be proportionate to the growth in the number of customers throughout the wireless industry in 2002. However, as other wireless operators begin or expand service in U.S. Cellular markets, roaming partners could switch their business to these operators, further slowing the growth in U.S. Cellular's inbound roaming minutes of use. Average inbound roaming revenue per minute of use is expected to continue to decline in the future, reflecting the general downward trend in negotiated rates.

Long-distance and other service revenues increased 9% ($11.9 million) in 2001 and 14% ($16.1 million) in 2000. Average monthly long-distance and other revenue per customer was $3.70 in 2001, $3.99 in 2000 and $4.15 in 1999.

Operating Expenses increased 11% ($153.3 million) in 2001 and 8% ($103.7 million) in 2000. Operating expenses as a percent of service revenue were 86.4% in 2001, 86.1% in 2000 and 86.6% in 1999. The overall increase in operating expenses was due primarily to the increase in general and administrative expenses ($69.8 million in 2001 and $39.0 million in 2000) and additional depreciation and amortization on the increased investment in cell sites and equipment ($35.0 million in 2001 and $35.7 million in 2000). The costs of providing service to the expanding customer base increased $70.6 million in 2001 and decreased $17.6 million in 2000. The costs of expanding the customer base decreased by $22.1 million in 2001 and increased $46.6 million in 2000.

General and administrative expenses (costs of local business offices and corporate expenses) as a percent of service revenues were 23.8% in 2001, 22.1% in 2000 and 21.4% in 1999. The overall increases in administrative expenses include the effects of an increase in expenses required to serve the growing customer base and other expenses incurred related to the growth in U.S. Cellular's business. Driven by additional costs incurred related to its customer care centers, which centralized certain customer service functions, administrative employee-related expenses increased $27.8 million in 2001 and $6.3 million in 2000. Costs to retain customers and to provide digital phone units to customers who migrated from analog to digital rate plans increased expenses by $9.8 million in 2001 and $27.1 million in 2000.

Costs of providing service (system operations expenses) as a percent of service revenues were 23.1% in 2001, 21.2% in 2000 and 24.1% in 1999. Systems operations expenses include customer usage expenses (charges from other service providers for wireline connection, toll and roaming costs incurred by customers' use of systems other than their local systems), and maintenance, utility and cell site expenses. The increase in systems operations expense in 2001 was primarily due to a $38.8 million increase in the costs associated with customers roaming on other companies' systems, a $19.6 million increase in the cost of maintaining the network and a $12.2 million increase related to the increased volume of minutes used on the systems. In 2000, systems operations expense decreased primarily due to the $39.3 million decrease in outbound roaming expenses reflecting a reduction in cost per minute of use related to the lower roaming prices in the industry. The decrease in 2000 was partially offset by the increased cost of local and roaming minutes used of $15.2 million and the increased cost of maintaining the network of $7.6 million.

Costs to expand the customer base consist of marketing and selling expenses and the cost of equipment sold. These expenses less equipment sales revenue represent the cost to add a new customer. The cost to add a new customer was $322 in 2001, $330 in 2000 and $346 in 1999. Gross customer activations (excluding acquisitions) declined 5% in 2001 to 1,095,000 and rose 15% in 2000 to 1,154,000 from 1,000,000 in 1999. The decrease in cost per gross customer activation in 2001 and 2000 was primarily due to reductions in equipment subsidies provided by U.S. Cellular to its customers. A decrease in advertising expenses in 2000 also contributed to the lower cost per gross customer activation.

Depreciation and amortization expense as a percent of service revenues was 16.5% in 2001, 16.1% in 2000 and 15.1% in 1999. Depreciation expense increased 15% ($31.4 million) in 2001 and 11% ($21.1 million) in 2000, reflecting increases in average fixed asset balances of 20% and 13%, respectively. Increased fixed asset balances in both years resulted from the addition of new cell sites built to improve coverage and capacity and from upgrades to provide digital service. Amortization expense increased 6% ($3.5 million) in 2001 and 32% ($14.6 million) in 2000. The development costs related to U.S. Cellular's new billing and information system, totaling $118 million, are being amortized over a seven-year period beginning in the fourth quarter of 1999 resulting in the increase in amortization expense in 2000.

Operating Income increased 9% ($24.9 million) to $317.2 million in 2001 from $292.3 million in 2000 and increased 14% ($36.5 million) in 2000 from $255.8 million in 1999. The improvement was primarily driven by the substantial growth in customer units and revenue. Operating margin, as a percent of service revenue, was 17.4% in 2001, 17.7% in 2000 and 16.8% in 1999.


U.S. Cellular Operating Income
$ Millions
256
292
317
325
300
275
250
225
200
99
00
01

Management expects service revenues to continue to grow during 2002; however, management anticipates that average monthly revenue per customer will continue to decrease as retail service and inbound roaming revenue per minute of use decline.

Management believes U.S. Cellular's operating results reflect seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth. This seasonality may cause operating income to vary from quarter to quarter.

Competitors licensed to provide PCS services have initiated service in certain U.S. Cellular markets over the past several years. U.S. Cellular expects PCS operators to continue deployment of PCS in all its market clusters during 2002. U.S. Cellular's management continues to monitor other wireless communications providers' strategies to determine how this additional competition is affecting U.S. Cellular's results. The effects of additional wireless competition have slowed customer growth in certain of U.S. Cellular's markets. Coupled with the recent downturn in the nation's economy, the effect of increased competition has caused U.S. Cellular customer growth in these markets to be slower than management had targeted for in 2001. Management anticipates that customer growth will be slower in the future, primarily as a result of the increase in the number of competitors in its markets and the maturation of the wireless industry.

Wireline Telephone Operations

TDS operates its wireline telephone business through TDS Telecommunications Corporation ("TDS Telecom"), a wholly-owned subsidiary. TDS Telecom served 847,900 access lines at the end of 2001, an increase of 134,600 lines over 2000. At the end of 2000, TDS Telecom served 713,300 lines, an increase of 75,700 lines over 1999. TDS Telecom provides service through local telephone operations, or Incumbent Local Exchange Carrier ("ILEC") companies, and through Competitive Local Exchange Carrier ("CLEC") companies.


TDS TELECOM Access Lines
Thousands of Units
638
713
848
900
800
700
600
500
400
99
00
01
ILEC
CELC

TDS Telecom's local telephone companies served 650,700 access lines at the end of 2001 compared to 601,200 at the end of 2000 and 571,700 at the end of 1999. Local telephone operations have grown through acquisitions and internal growth. Acquisitions added 43,400 lines in 2001 and 10,200 lines in 2000, and internal growth added 6,100 lines in 2001 and 19,300 lines in 2000. Internal growth in access lines has slowed, reflecting the softening of the economy.

TDS Telecom's competitive local exchange companies served 197,200 access lines at the end of 2001 compared to 112,100 at the end of 2000 and 65,900 at the end of 1999. Internal growth in access lines has increased as CLEC operations have increased their presence in current markets and expanded into new markets.

Year Ended December 31,	2001	2000	1999
		(Dollars in thousands)	
Local Telephone Operations			
Operating Revenues			
Local Service	**$179,529**	$168,775	$152,290
Network access and long-distance	**319,410**	285,738	269,188
Miscellaneous	**77,878**	74,468	71,052
	576,817	528,981	492,530
Operating Expenses			
Operating expenses	**283,114**	261,884	250,994
Depreciation and amortization	**131,787**	124,389	117,443
	414,901	386,273	368,437
Local Telephone Operating Income	**$161,916**	$142,708	$124,093
Competitive Local Exchange Operations			
Operating Revenues	**$118,812**	$ 84,720	$ 55,173
Operating Expenses			
Operating expenses	**144,211**	90,619	58,808
Depreciation and amortization	**17,574**	9,056	5,907
	161,785	99,675	64,715
Competitive Local Exchange Operating (Loss)	**$ (42,973)**	$ (14,955)	$ (9,542)
Intercompany revenue elimination	**(1,917)**	(3,485)	(1,786)
Intercompany expense elimination	**(1,917)**	(3,485)	(1,786)
Operating Income	**$118,943**	$127,753	$114,551
Access lines (ILEC)	**650,700**	601,200	571,700
Access lines (CLEC)	**197,200**	112,100	65,900
Growth in ILEC access lines:			
Acquisitions	**43,400**	10,200	500
Internal growth	**6,100**	19,300	23,700
Average monthly revenue per ILEC access line	**$ 77.76**	$ 74.75	$ 73.00
Employees	**3,410**	2,820	2,590

Operating Revenues increased 14% ($83.5 million) to $693.7 million in 2001, and 12% ($64.3 million) to $610.2 million in 2000. The increase was due to the growth in local telephone operations, including acquisitions, and the expansion of competitive local exchange activities.


TDS TELECOM Operating Revenue
$ Millions
546
610
694
700
650
600
550
500
450
99
00
01

Operating Expenses totaled $574.8 million in 2001, up 19% ($92.3 million) from 2000, and totaled $482.5 million in 2000, up 12% ($51.1 million) from 1999.

Operating Income decreased 7% ($8.8 million) in 2001 and increased 12% ($13.2 million) in 2000. TDS Telecom's overall operating margin was 17.1% in 2001, 20.9% in 2000 and 21.0% in 1999.

Local Telephone Operations

Operating revenues increased 9% ($47.8 million) to $576.8 million in 2001 and 7% ($36.5 million) to $529.0 million in 2000. Average monthly revenue per local telephone access line was $77.76 in 2001, $74.75 in 2000 and $73.00 in 1999. The majority of the increase in average monthly revenue per local telephone access line in 2001 is related to the increase in long-distance revenues. The increases in all years reflect growth in local service revenues. Local telephone operating revenues are anticipated to continue their pattern of moderate growth.

Local service revenues (provision of local telephone exchange service within the franchise serving area of TDS Telecom's local telephone companies) increased 6% ($10.8 million) in 2001 and 11% ($16.5 million) in 2000. Average monthly local service revenue per customer was $24.20 in 2001, $23.85 in 2000 and $22.57 in 1999. Acquisitions increased revenues by $4.8 million in 2001. Access line growth, excluding acquisitions, of 1.0% in 2001 and 3.4% in 2000, resulted in increases in revenues of $3.5 million and $6.7 million, respectively. The sale of custom calling and advanced features increased revenues by $2.6 million in 2001 and $4.9 million in 2000.

Network access and long-distance revenues (compensation for carrying interstate and intrastate long-distance traffic on TDS Telecom's local telephone networks) increased 12% ($33.7 million) in 2001 and 6% ($16.6 million) in 2000. Average monthly network access and long-distance revenue per customer was $43.06 in 2001, $40.38 in 2000 and $39.90 in 1999. Revenues increased by $16.3 million in 2001 and $2.4 million in 2000 as TDS Telecom began selling long-distance service to its customers in the third quarter of 2000. Revenue generated from access minute growth due to increased network usage increased $7.1 million in 2001 and $8.3 million in 2000. Acquisitions increased revenues by $6.5 million in 2001. Compensation from state and national revenue pools due to increased costs of providing network access increased $4.3 million in 2001 and $2.3 million in 2000.

Miscellaneous revenues (charges for (i) leasing, selling, installing and maintaining customer premise equipment, (ii) providing billing and collection services, (iii) providing Internet services and (iv) selling of digital broadcast satellite receivers) increased 5% ($3.4 million) in 2001 and 5% ($3.4 million) in 2000. Average monthly miscellaneous revenue per customer was $10.50 in 2001, $10.52 in 2000 and $10.53 in 1999.

Operating expenses increased 7% ($28.6 million) in 2001 and 5% ($17.8 million) in 2000. Local telephone expenses as a percent of local telephone revenues were 71.9% in 2001, 73.0% in 2000 and 74.8% in 1999. Local telephone expenses are anticipated to increase due to inflation and new revenue-producing programs and to level off somewhat as a percent of operating revenues.

The increases in local telephone expenses related primarily to the cost of providing Internet service, the sale of long-distance service, acquisitions and wage and benefit increases. TDS Telecom has emphasized cost containment measures to offset rising costs. The sale of long-distance service by TDS Telecom increased expenses by $10.7 million in 2001 and $1.7 million in 2000. Acquisitions increased cash expenses by $10.0 million in 2001. Depreciation and amortization expenses increased 6% ($7.4 million) in 2001, including $3.1 million from acquisitions, and 6% ($6.9 million) in 2000 as a result of increased investment in plant and equipment.

Operating income increased 14% ($19.2 million) to $161.9 million in 2001 and 15% ($18.6 million) to $142.7 million in 2000 from $124.1 million in 1999. The local telephone operating margin was 28.1% in 2001, 27.0% in 2000 and 25.2% in 1999. The increase in operating margin was caused by the growth in revenue along with the emphasis on controlling costs. Local telephone operating expenses are expected to increase due to inflation while additional revenues and expenses are expected from new or expanded product offerings.


TDS Telecom Operating Income
$ Millions
115
128
119
99
00
01
140
130
120
110
100
90
80

TDS Telecom's local telephone operations are subject to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." TDS Telecom periodically reviews the criteria for applying these provisions to determine whether continuing application of SFAS No. 71 is appropriate. TDS Telecom believes that such criteria are still being met and therefore has no current plans to change its method of accounting.

In analyzing the effects of discontinuing the application of SFAS No. 71, management has determined that the useful lives of plant assets used for regulatory and financial reporting purposes are consistent with generally accepted accounting principles, and therefore, any adjustments to telecommunications plant would be immaterial, as would be any write-off of regulatory assets and liabilities.

Competitive Local Exchange Operations

TDS Telecom launched competitive local exchange operations in five new markets serving over 25 cities in Illinois and Michigan in 2001 and will continue to explore opportunities for future growth. Access lines increased by 76% in 2001 and 70% in 2000. TDS Telecom has incurred and expects to incur substantial operating losses from expansion of competitive operations.

Operating revenues (revenue from the provision of local and long-distance telephone service and revenue from a long-distance provider) increased 40% ($34.1 million) to $118.8 million in 2001 and 54% ($29.5 million) to $84.7 million in 2000. The increases were primarily due to the increases in access lines in both years.

Operating expenses increased 62% ($62.1 million) in 2001 and 54% ($35.0 million) in 2000 due primarily to the costs incurred to grow the customer base and expand the service territories, especially new market areas in Wisconsin, Illinois and Michigan.

Operating loss was $43.0 million in 2001, $15.0 million in 2000 and $9.5 million in 1999. The competitive local exchange operating losses reflect the expenses associated with the growth and expansion in the business. TDS Telecom expects to continue to grow the competitive local exchange business in certain mid-sized cities. Operating losses from competitive local exchange operations are expected to increase in 2002 due to costs associated with market expansion.

Inflation

Management believes that inflation affects TDS's business to no greater extent than the general economy.

Accounting Pronouncements

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets" in July 2001. These statements require, among other things, that all future business combinations be accounted for using the purchase method of accounting and prohibit the use of the pooling-of-interest method. For acquisitions completed after July 1, 2001, goodwill will not be amortized. In addition, effective January 1, 2002, previously recorded goodwill and other intangible assets with indefinite lives will no longer be amortized but will be subject to impairment tests.

SFAS No. 142 defines the accounting for intangible assets. The accounting for a recognized intangible asset is based on the useful life to the entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of the intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity.

An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

SFAS No. 142 also defines the accounting for goodwill. Goodwill will be tested for impairment annually. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

The Company will adopt SFAS No. 142 on January 1, 2002, and will no longer amortize cellular license costs, telephone franchise and other costs in excess of the underlying book value of subsidiaries or goodwill for equity method investments. Cellular license costs, telephone franchise and other costs, and equity method goodwill totaled $1,334.5 million, $348.7 million and $76.8 million respectively, at December 31, 2001, and amortization for the year ended December 31, 2001 totaled $37.6 million, $6.2 million and $1.3 million, respectively.

In addition, pursuant to SFAS No. 142, the Company is assessing its recorded balances of Cellular license costs and telephone franchise and other costs for potential impairment. As allowed under the standard, the Company expects to complete its impairment assessment in the first quarter of 2002. Any required impairment charge would be recorded as a cumulative effect of accounting change as of January 1, 2002. The Company does not currently expect to record an impairment charge upon the completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001, and will become effective for the Company beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The Company is currently reviewing the requirements of this new standard and has not yet determined the impact, if any, on the Company's financial position or results of operations.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001, and became effective for the Company beginning January 1, 2002. SFAS No. 144 requires entities to measure long-lived assets at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also revises standards for the reporting of discontinued operations. This statement broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The Company is currently reviewing the requirements of this new standard, but does not expect implementation to have a material impact on its financial position or results of operations.

The Financial Accounting Standards Board issued an exposure draft on November 15, 2001, "Rescission of FASB Statements No. 4, 44 and 64 and Technical Corrections." This proposed Statement would rescind Statement 4 and Statement 64, an amendment to Statement 4, thereby eliminating the requirements that gains and losses from extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. The provisions of this Statement related to the rescission of Statement 4 shall be applied as of the beginning of the fiscal year in which this Statement is issued. The Board expects to issue the final Statement in the first quarter of 2002. When adopted, the Company would no longer report gains and losses on the retirement of long-term debt as an extraordinary item.

Financial Resources

The following table shows certain information relating to TDS's financial resources and requirements.

Year Ended December 31,	**2001**	2000	1999
	(Dollars in thousands)		
Cash flows from (used in)			
Operating activities	**$ 545,805**	$ 755,422	$ 479,832
Investing activities	**(519,858)**	(605,659)	(285,350)
Financing activities	**15,778**	(155,191)	(272,522)
Discontinued operations	**—**	(6,563)	143,911
Net increase (decrease) in cash and cash equivalents	**$ 41,725**	$ (11,991)	$ 65,871
Capitalization	**$6,134,589**	$6,362,631	$4,561,767
Percent equity to total capital	**65.0%**	68.6%	64.8%
Interest coverage ratio (excluding gains and losses)	**3.9x**	3.6x	3.1x
Book value per share	**$ 56.36**	$ 63.07	$ 39.25
Senior unsecured debt rating S&P/Moody's	**A-/A3**	A-/A3	BBB/Baa3
Year-end stock price	**$ 89.75**	$ 90.00	$ 126.00

Cash Flows From Continuing Operating Activities represents a significant source of funds to the Company. Income from continuing operations excluding all noncash items totaled $583.7 million in 2001, $592.5 million in 2000 and $554.9 million in 1999. Proceeds from the settlement of litigation added $42.5 million in 2000. Changes in assets and liabilities from operations required $37.9 million in 2001, provided $120.5 million in 2000 and required $75.0 million in 1999, reflecting timing differences in the collection of accounts receivable, payment of accounts payable and accrued taxes.

Year Ended December 31,	**2001**	2000	1999
	(Dollars in thousands)		
Income (loss) from continuing operations	**$(168,248)**	$ 145,527	$ 291,326
Noncash items included in income from continuing operations	**751,973**	446,949	263,532
Income from continuing operations excluding noncash items	**583,725**	592,476	554,858
Proceeds from litigation settlement	**—**	42,457	—
Changes in assets and liabilities from operations	**(37,920)**	120,489	(75,026)
	$ 545,805	$ 755,422	$ 479,832

Cash Flows From Continuing Investing Activities primarily represents uses of funds to acquire, construct and upgrade modern high-quality communications networks and facilities as a basis for creating long-term value for shareowners. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue enhancing and cost reducing upgrades of TDS's networks. Cash flows used for investing activities primarily represent cash required for capital expenditures, and the acquisition of cellular and telephone properties and wireless spectrum. Proceeds from merger transactions, the sale of non-strategic properties and distributions from unconsolidated entities have provided substantial funds in recent years which have partially offset the cash requirements for investing activities; however, such sources cannot be relied upon to provide continuing or regular sources of financing.

The primary purpose of TDS's construction and expansion expenditures is to provide for significant customer growth, to upgrade service, and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services. Cash expenditures for capital additions totaled $700.2 million in 2001, $456.0 million in 2000 and $399.6 million in 1999. U.S. Cellular's capital additions totaled $503.3 million in 2001, $305.4 million in 2000 and $277.4 million in 1999 representing expenditures to build 377 cell sites in 2001, 224 in 2000 and 225 in 1999, to change out analog equipment for digital equipment and to improve business systems, primarily its customer information system. TDS Telecom's capital additions for its local telephone operations totaled $99.9 million in 2001, $93.4 million in 2000 and $99.2 million in 1999 representing expenditures for switch modernization and outside plant facilities to maintain and enhance the quality of service and offer new revenue opportunities. TDS Telecom's capital additions also included expenditures of $96.9 million in 2001, $57.2 million in 2000 and $23.0 million in 1999 for switching and other network facilities for its competitive local exchange business.


Capital Expenditures
$ Millions
400
456
700
800
700
600
500
400
300
200
100
0
99
00
01
Cellular
ILEC
CLEC

Cash used for acquisitions, excluding cash acquired, totaled $392.8 million in 2001, $200.7 million in 2000 and $31.3 million in 1999. TDS's acquisitions include primarily the purchase of controlling interests in cellular telephone and telephone properties, minority interests that increased the ownership of majority-owned markets and wireless spectrum. These expenditures added the majority interest in one cellular market, 26 PCS licenses and two telephone companies representing 6.8 million population equivalents, 1,000 customer units and 43,400 access lines in 2001. In 2000, the Company acquired the majority interest in two cellular markets, one telephone company and a minority interest in one telephone company representing 387,000 population equivalents and 10,200 access lines. In 1999, the Company acquired the majority interest in one cellular market and one telephone company representing 245,000 population equivalents, 15,000 customer units and 500 access lines. The 2000 expenditures also include a deposit on certain PCS licenses. The PCS licenses were acquired on U.S. Cellular's behalf and through joint ventures. The interests acquired through joint ventures are 100% owned by the joint ventures, and the Company is considered to have the controlling financial interest in these joint ventures for financial reporting purposes.

TDS received $570.0 million in cash from the merger of Deutsche Telekom and VoiceStream in 2001 and $46.6 million in cash from the merger of AirTouch and Vodafone in 1999. The sale of non-strategic cellular assets, and certain other assets and properties provided $0.5 million in 2001, $73.0 million in 2000 and $73.4 million in 1999. TDS loans and advances, primarily to Airadigm Communications, Inc., totaled $9.8 million in 2001 and $55.1 million in 2000. Distributions from unconsolidated investments provided $16.6 million in 2001, $34.8 million in 2000 and $26.1 million in 1999. The 2000 amount included a special nonrecurring distribution of $11.8 million.

Cash Flows from Continuing Financing Activities primarily reflects changes in short-term debt balances, cash used to repurchase common shares, cash used for the repurchase and conversion of LYONs securities and proceeds from the sale of long-term debt and equity securities to refinance short-term debt.

The Company has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase common shares. Internally generated funds as well as proceeds from the sale of non-strategic cellular and other investments, from time to time, have been used to reduce short-term debt. In addition, TDS has taken advantage of attractive opportunities to reduce short-term debt with proceeds from the sale of long-term debt securities, including sales of debt securities by subsidiaries. TDS has cash management arrangements with its subsidiaries under which the subsidiaries may from time to time deposit excess cash with TDS for investment.

TDS received $484.2 million from the sale of $500 million 40-year 7.6% Series A Notes in 2001. The proceeds were used to reduce short-term debt. A total of $65.5 million was paid to retire medium-term notes called at par in 2001. Short-term debt required cash totaling $249.5 million in 2001 and $170.9 million in 1999, and provided $499.0 million in 2000. During 1999, TDS reduced notes payable balances primarily through Aerial's repayment of intercompany indebtedness as a result of Aerial's receipt of an equity investment from a strategic investor, and as a result of internally generated cash and improved cash management.

The boards of directors of TDS and U.S. Cellular have authorized the repurchase of common shares of TDS and U.S. Cellular. During 2001, 2000 and 1999, TDS repurchased 325,000 shares, 2,666,000 shares and 664,000 shares, respectively, for an aggregate purchase price of $30.3 million, or an average of $93.47 per share, $287.7 million, or an average of $107.94 per share, and $80.5 million, or an average of $121.18 per share, respectively. Cash required for the repurchase of common shares totaled $39.4 million in 2001, $290.1 million in 2000 and $69.0 million in 1999 reflecting differences in the number of shares acquired and timing differences in the cash disbursements. During 2001 and 2000, U.S. Cellular repurchased 643,000 and 3,524,000 common shares for an aggregate purchase price of $29.9 million, or an average of $46.45 per share and $234.8 million, or an average of $66.64 per share, respectively. Cash required for the repurchase of U.S. Cellular common shares totaled $40.9 million and $223.8 million in 2001 and 2000, respectively.

U.S. Cellular's LYONs securities are convertible, at the option of the holders, at any time prior to maturity, redemption or purchase, into U.S. Cellular common shares at a conversion rate of 9.475 U.S. Cellular common shares per LYON. Upon notice of conversion, U.S. Cellular has the option to deliver to holders either U.S. Cellular common shares or cash equal to the market value of such common shares. In addition, U.S. Cellular has opportunistically repurchased LYONs securities in private transactions and in open-market transactions. In 2001, U.S. Cellular paid $32.0 million and issued 644,000 U.S. Cellular common shares to retire LYONs securities with a carrying value of $55.1 million. During 2000, U.S. Cellular retired LYONs securities with a carrying value of $126.2 million for cash totaling $99.4 million and for 1,416,000 U.S. Cellular common shares.

Cash Flows from Discontinued Operations represents the net cash used to fund the construction and operating activities of Aerial and cash provided by financing activities of Aerial prior to the merger with VoiceStream. Aerial's financing activities included investments aggregating $230 million in 1999 in Aerial and one of its subsidiaries by a strategic investor. The cash provided by these investments was, upon receipt, used to reduce intercompany debt incurred to fund the construction and operating activities of Aerial.

Liquidity and Capital Resources

Management believes that internal cash flow, existing cash and cash equivalents, and funds available from line of credit arrangements provide sufficient financial resources to finance its near-term capital, business development and expansion expenditures. TDS and its subsidiaries have access to public and private capital markets to help meet its long-term financing needs. TDS and its subsidiaries anticipate accessing public and private capital markets to issue debt and equity securities only when and if capital requirements, financial market conditions and other factors warrant. However, the availability of financial resources is dependent on economic events, business developments, technological changes, financial conditions or other factors, some of which may not be in TDS's control. If at any time financing is not available on terms acceptable to TDS, TDS might be required to reduce its business development and capital expenditure plans, which could have a materially adverse effect on its business and financial condition. TDS does not believe that any circumstances that could materially adversely affect TDS's liquidity or capital resources are currently reasonably likely to occur, but it cannot provide assurances that such circumstances will not occur or that they will not occur rapidly. Economic downturns, changes in financial markets or other factors could rapidly change the availability of TDS's liquidity and capital resources.

As of December 31, 2001, the resources required for scheduled repayment of long-term debt (including announced prepayments of medium-term notes), trust originated securities, and aggregate minimum commitments under noncancelable long-term operating leases, and with respect to 2002, announced acquisitions, were as follows.

Contractual Obligations	2002	2003	2004	2005	2006	After 5 years
			(Dollars in Millions)			
Long-term Debt Repayments(1)	$ 67.5	$ 17.2	$ 18.2	$ 21.7	$219.2	$ 1,402.2
Average Interest Rate on Debt	8.53%	7.23%	7.23%	7.47%	7.02%	7.26%
Trust Originated Securities	$ —	$ —	$ —	$ —	$ —	$ 300.0
Operating Leases	62.9	56.9	51.5	47.3	41.7	168.9
Acquisitions	90.4	—	—	—	—	—
	$220.8	$ 74.1	$ 69.7	$ 69.0	$260.9	$ 1,871.1

(1) Scheduled debt repayments include long-term debt, the current portion of long-term debt and excludes the unamortized discount on the zero coupon debentures (LYONs).

At December 31, 2001, TDS and its subsidiaries are in compliance with all covenants and other requirements set forth in long-term debt indentures. TDS does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, a downgrade in TDS's credit rating could adversely affect the terms on which it is able to renew existing, or obtain access to new, credit facilities in the future.

TDS and its subsidiaries had cash and cash equivalents totaling $140.7 million at December 31, 2001. In January 2002, TDS replaced its $500 million revolving credit facility, all of which was unused at December 31, 2001, with a new $600 million facility that expires in January 2007. Borrowings will bear interest at the London Interbank Borrowing Rate ("LIBOR") plus a margin based on the Company's credit rating (30 basis points at inception).

TDS's interest cost would increase if TDS's credit rating goes down which would increase TDS's cost of financing, but such credit facility would not cease to be available solely as a result of a decline in its credit rating. However, the continued availability of this revolving credit facility requires TDS to comply with certain negative and affirmative covenants, maintain certain financial ratios and to represent certain matters at the time of each borrowing. At December 31, 2001, TDS was in compliance with all covenants and other requirements set forth in the credit agreement.

TDS also had $87 million of bank lines of credit for general corporate purposes at December 31, 2001, all of which was unused. These line of credit agreements provide for borrowings at negotiated rates up to the prime rate.

U.S. Cellular's capital additions budget for 2002 is approximately $620-$640 million, primarily to add additional cell sites to expand and enhance coverage, to provide additional digital service capabilities including the initial steps toward the migration to CDMA technology, and to enhance office systems. The conversion to CDMA is expected to be completed by 2004, at an approximate cost of $400-$450 million, spread over the next three years. The estimated capital additions in 2002 include $80-$95 million related to this conversion. U.S. Cellular plans to finance its construction expenditures primarily with internally generated cash and short-term debt. U.S. Cellular's operating cash flow (operating income plus depreciation and amortization) totaled $617.9 million in 2001, up 11% ($59.9 million) from 2000. In addition, at December 31, 2001, U.S. Cellular had a $500 million of bank revolving line of credit for general corporate purposes, $236 million of which was unused. This line of credit provides for borrowing at LIBOR plus a contractual spread, based on U.S. Cellular's credit rating. The contractual spread was 19.5 basis points as of December 31, 2001.

U.S. Cellular's interest cost would increase if its credit rating goes down which would increase its cost of financing, but such line of credit would not cease to be available solely as a result of a decline in its credit rating. However, the continued availability of this revolving line of credit requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and to represent certain matters at the time of each borrowing. At December 31, 2001, U.S. Cellular was in compliance with all covenants and other requirements set forth in the credit agreement.

TDS Telecom's capital additions budget for 2002 is approximately $170-$190 million. TDS Telecom expects the local telephone companies to spend approximately $115-$125 million to provide for normal growth and to upgrade plant and equipment to provide enhanced services. The competitive local exchange companies are expected to spend approximately $55-$65 million to build switching and other network facilities to expand its markets. TDS Telecom plans to finance its construction expenditures using primarily internally generated cash. Operating cash flow totaled $268.3 million in 2001, up 3% ($7.1 million) from 2000.


Operating Cash Flows
$ Millions
724
819
886
1000
800
600
400
200
0
99
00
01
U.S. Cellular
TDS Telecom

As of December 31, 2001, TDS gave notice to the note holders of its intent to retire $51.0 million of Medium-Term Notes in the first quarter of 2002 that were called at par value. This amount was classified as current portion of long-term debt on the December 31, 2001 balance sheet. TDS may consider retiring debt, when it becomes redeemable, when and if financial market conditions and other factors warrant. The table below indicates the long-term debt which could be retired in 2002 and the initial call dates of the remaining TDS long-term debt to show the amounts that TDS could redeem in advance of the maturity date if it chose to do so.

Redemption Amounts	Total	2002	2003	2004	2005	2006
			(Dollars in Millions)			
TDS Medium-Term Notes	$ 173.7	$ 51.0	$ 65.5	$ —	$ 17.2	$ 40.0
TDS 7% Notes	200.0	200.0	—	—	—	—
TDS 7.6% Series A Notes	500.0	—	—	—	—	500.0
U.S. Cellular 7.25% Notes	250.0	—	—	250.0	—	—
U.S. Cellular LYONs	140.2	140.2	—	—	—	—
TDS TELECOM Debt	288.9	288.9	—	—	—	—
Other Debt	22.5	9.5	—	—	3.0	10.0
Mandatory Redeemable Preferred Securities	300.0	150.0	150.0	—	—	—
	$1,875.3	$839.6	$215.5	$250.0	$ 20.2	$ 550.0

TDS reviews attractive opportunities to acquire additional telecommunications companies and wireless spectrum, which add value to the business. At December 31, 2001, the Company had agreements to acquire two telephone companies serving 25,500 access lines, and certain PCS licenses for aggregate consideration of $90.4 million in cash.

On November 1, 2000, the United States Bankruptcy Court for the Western District of Wisconsin confirmed a plan of financial reorganization for Airadigm Communications, Inc., a Wisconsin-based wireless service provider. Under the terms of the plan of reorganization, TDS and an unrelated entity have committed to provide funding to meet certain obligations of Airadigm. Airadigm continues to operate as an independent company providing wireless services. Pursuant to the plan of reorganization, under certain circumstances and subject to the FCC's rules and regulations, TDS and the unrelated entity, or their respective designees, may each acquire certain PCS licenses for areas of Wisconsin and Iowa as well as other Airadigm assets. As of December 31, 2001, TDS had provided funding of $52.7 million to Airadigm. Under the plan of reorganization, TDS's portion of the funding and the cost of the assets to be acquired could possibly aggregate up to an additional $145 million.

U.S. Cellular is a limited partner in a joint venture that was a successful bidder for 17 licenses in 13 markets in the January 2001 FCC spectrum auction. The cost for the 17 licenses totaled $283.9 million. Although legally the general partner controls the joint venture, the Company has included the joint venture in its consolidated financial statements because U.S. Cellular is considered to have controlling financial interest for financial reporting purposes. The joint venture has acquired 5 of such licenses in 4 markets for a total of $4.1 million and has deposits with the FCC totaling $56.1 million for the remaining licenses (classified as a current asset at December 31, 2001). Subject to the final outcome of the proceedings discussed below, the joint venture's portion of the funding could possibly aggregate up to an additional $223.7 million to fund the acquisition of the remaining licenses. In addition, U.S. Cellular has agreed to loan the general partner up to $20 million that could be used by the general partner to fund its investment in the licenses.

With respect to the remaining 12 licenses in 9 markets, such licenses had been reauctioned by the FCC after defaults by winning bidders in a prior auction and were made subject by the FCC to the final outcome of certain legal proceedings initiated by the prior winning bidders. Following the reauction, one of the prior winning bidders obtained a court ruling that the FCC's actions were illegal. In an effort to resolve this matter, on November 15, 2001, the joint venture and other bidders in the reauction entered into a settlement agreement with the prior winning bidder and the FCC. However, the settlement agreement terminated due to the failure to satisfy a condition to obtain certain Congressional action by December 31, 2001. The U.S. Supreme Court has agreed to review this matter. In the event the prior winning bidder is successful in this litigation, the joint venture would receive a refund of its deposit of $56.1 million made to the FCC for such 12 licenses. The joint venture's financial requirements would then be limited to the 5 licenses in 4 markets that it acquired in 2001. If the FCC is successful in this litigation or the matter is otherwise resolved in a manner that will permit the joint venture to acquire the remaining licenses, the joint venture would likely be required to pay to the FCC the balance of the auction price for such licenses. The joint venture would then have significant financial requirements to build out such markets. The exact nature of U.S. Cellular's financial commitment going forward will be determined as the joint venture develops its long-term business and financing plans.

TDS paid total dividends on its common and preferred stock of $32.1 million in 2001, $30.5 million in 2000 and $29.4 million in 1999. TDS does not anticipate any change in its policy of paying dividends. TDS paid quarterly dividends of $0.135, $0.125 and $0.115 in 2001, 2000 and 1999, respectively.

TDS and U.S. Cellular may continue the repurchase of their common shares, as market conditions warrant, on the open market or at negotiated prices in private transactions. The repurchase programs are intended to create value for the shareholders. The repurchases of common shares will be funded by internal cash flow, supplemented by short-term borrowings.

The U.S. Cellular Board of Directors has authorized management to opportunistically repurchase LYONs in private transactions. U.S. Cellular may also purchase a limited amount of LYONs in open-market transactions from time to time. U.S. Cellular LYONs are convertible, at the option of their holders, at any time prior to maturity, redemption or purchase, into U.S. Cellular common shares at a conversion rate of 9.475 U.S. Cellular common shares per LYON. Upon conversion, U.S. Cellular has the option to deliver to holders either U.S. Cellular common shares or cash equal to the market value of the U.S. Cellular common shares into which the LYONs are convertible. U.S. Cellular may redeem the notes for cash at the issue price plus accrued original issue discount through the date of redemption.

TDS holds various investments in publicly traded companies valued at $2,700.2 million as of December 31, 2001. These assets are classified for financial reporting purposes as available-for-sale securities. TDS may purchase additional shares, sell or transfer shares in public or private transactions and/or may enter into privately negotiated derivative transactions to hedge the market risk of some or all of its positions in the securities.

Market Risk

TDS is subject to market rate risks due to fluctuations in interest rates and equity markets. The majority of TDS's debt is in the form of long-term, fixed-rate notes, convertible debt, debentures and trust securities with original maturities ranging up to 40 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such instruments. TDS has not entered into any significant financial derivatives to reduce its exposure to interest rate risks. The annual requirements for principal payments on long-term debt and the average interest rates are shown above in the Liquidity section. The aggregate principal amounts of long-term debt were $1,746.0 million at December 31, 2001 and $1,438.5 million at December 31, 2000, the estimated fair value was $1,559.7 million and $1,367.9 million, respectively, and the average interest rate on the debt was 7.28% and 7.14%, respectively. The fair value was estimated using market prices for TDS's 7.6% Series A Notes and U.S. Cellular LYONs and discounted cash flow analysis for the remaining debt. The trust securities instruments totaling $300 million, with an average interest rate of 8.27%, are due in 2037 and 2038. The fair value of the trust securities was $299.2 million and $279.0 million based upon the market price at December 31, 2001 and 2000, respectively.

TDS maintains a portfolio of available-for-sale marketable equity securities. The market value of these investments aggregated $2,700.2 million at December 31, 2001 and $4,121.9 million at December 31, 2000. A hypothetical 10% decrease in the share prices of these investments at December 31, 2001 would result in a $270.0 million decline in the market value of the investments. As of December 31, 2001, the net unrealized holding loss, net of tax, included in accumulated other comprehensive loss totaled $352.1 million. Management does not consider the unrealized loss to be "other than temporary." Management continues to review the valuation of the investments on a periodic basis. If management determines in the future that the unrealized loss is other than temporary, the loss will be recognized and recorded in the income statement.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities. Actual results may differ from estimates under different assumptions or conditions.

Management believes the following critical accounting policies reflect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

The Company holds a substantial amount of marketable securities that are publicly traded and can have volatile share prices. The marketable securities are marked to market each period with the change in value of the securities reported as Other Comprehensive Income, net of income taxes, which is included in the stockholders' equity section of the balance sheet. If management determined that the decline in value of the marketable securities was "other than temporary," the unrealized loss included in other comprehensive income would be recognized and recorded as a loss in the income statement. Factors that management reviews in determining an other than temporary decline include whether there has been a significant change in the financial condition, operational structure or near-term prospects of the issuer; how long the security has been below historical cost; and whether TDS has the ability to retain its investment in the issuer's securities to allow the market value to return to historical cost levels.

TDS has substantial investments in long-lived assets, including substantial amounts of intangible assets, primarily cellular license costs and telephone franchise costs (goodwill), as a result of acquisitions of wireless markets and licenses, and telephone companies. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company evaluates the asset for possible impairment based on an estimate of related undiscounted cash flows over the remaining asset life. If an impairment is identified, a loss is recognized for the difference between the fair value of the asset (less cost to sell) and the carrying value of the asset.

TDS will adopt SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, and will no longer amortize cellular license costs, telephone franchise and other costs in excess of the underlying book value of subsidiaries, and goodwill for equity method investments. In connection with SFAS No. 142, TDS is assessing its recorded balances of cellular license costs and telephone franchise and other costs for potential impairment. The Company expects to complete its impairment assessment in the first quarter of 2002. Any required impairment charge would be recorded as a cumulative effect of accounting change as of January 1, 2002. The Company does not currently expect to record an impairment charge upon the completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

Deferred tax assets are reduced by a valuation allowance when, in management's opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. TDS considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If it were determined that TDS would be able to realize the deferred tax asset in excess of its net recorded amount, an adjustment to deferred tax assets would increase income. Likewise, if it were determined that TDS would not be able to realize the net deferred tax asset amount, an adjustment to deferred tax assets would reduce income.

Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement

This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report contain statements that are not based on historical fact, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include the following.

- *Increases in the level of competition in the markets in which TDS operates could adversely affect TDS's revenues or increase its costs to compete.*
- *Advances or changes in telecommunications technology could render certain technologies used by TDS obsolete.*
- *Changes in telecommunications regulatory environment could adversely affect TDS's financial condition or results of operations.*
- *Changes in the supply or demand of the market for wireless licenses or telephone companies, increased competition, adverse developments in the TDS's businesses or the industries in which TDS is involved and/or other factors could result in an impairment of the value of TDS's license costs and/or goodwill, which may require TDS to record a write down in the value of such assets.*
- *Competition, construction delays and other challenges in executing TDS's expansion and development of its CLEC business could result in higher than planned losses, additional financing requirements and/or the write down of the CLEC assets if TDS is unable to successfully implement its plans in this business undertaking.*
- *Continued depressed market values, continued declines thereof or other events evidencing an impairment in the value of TDS's investments in available-for-sale marketable equity securities that are other than temporary may require TDS to write down the value of such securities.*
- *Settlement, judgments, restraints on its current manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on TDS's financial condition, results of operations or ability to do business.*
- *Costs, integration problems or other factors associated with acquisitions/divestitures of properties and/or licenses could have an adverse effect on TDS's financial condition or results of operations.*
- *Changes in growth in the number of wireless customers, average revenue per unit, penetration rates, churn rates, roaming rates and the mix of products and services offered in wireless markets could have an adverse effect on TDS's wireless business operations.*
- *Changes in growth in the number of ILEC and CLEC customers, churn rates and mix of products and services offered in ILEC and CLEC markets could have an adverse effect on such TDS business segments.*
- *Changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.*
- *Changes in general economic and business conditions, both nationally and in the regions in which TDS operates, could have an adverse effect on TDS's businesses.*

TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

Consolidated Statements of Operations

Year Ended December 31,	2001	2000	1999
	(Dollars in thousands, except per share amounts)		
Operating Revenues			
U.S. Cellular	**$ 1,894,830**	$1,716,640	$1,576,429
TDS Telecom	**693,712**	610,216	545,917
	2,588,542	2,326,856	2,122,346
Operating Expenses			
U.S. Cellular	**1,577,618**	1,424,327	1,320,587
TDS Telecom	**574,769**	482,463	431,366
	2,152,387	1,906,790	1,751,953
Operating Income	**436,155**	420,066	370,393
Investment and Other Income (Expense)			
Interest and dividend income	**14,246**	15,637	8,708
Investment income	**50,639**	38,723	31,324
Amortization of costs related to minority investments	**(1,263)**	(10,258)	(12,927)
Gain (loss) on marketable securities and other investments	**(548,305)**	15,716	345,938
Other income (expense), net	**5,048**	(8,082)	(11,198)
	(479,635)	51,736	361,845
Income (Loss) Before Interest and Income Taxes	**(43,480)**	471,802	732,238
Interest expense	**103,710**	100,559	99,984
Minority interest in income of subsidiary trust	**24,810**	24,810	24,810
Income (Loss) From Continuing Operations Before Income Taxes and Minority Interest	**(172,000)**	346,433	607,444
Income tax expense (benefit)	**(44,908)**	149,481	251,001
Income (Loss) From Continuing Operations Before Minority Interest	**(127,092)**	196,952	356,443
Minority share of income	**(41,156)**	(51,425)	(65,117)
Income (Loss) From Continuing Operations	**(168,248)**	145,527	291,326
Discontinued Operations			
Gain (loss) on disposal of Aerial, net of tax	**(24,092)**	2,125,787	—
Loss from operations of Aerial, net of tax	—	—	(111,492)
	(24,092)	2,125,787	(111,492)
Income (Loss) Before Extraordinary Item and Cumulative Effect of Accounting Change	**(192,340)**	2,271,314	179,834
Extraordinary Item-loss on extinguishment of debt, net of minority interest	**(5,715)**	(30,471)	—
Cumulative effect of accounting change, net of tax and minority interest	—	(3,841)	—
Net Income	**(198,055)**	2,237,002	179,834
Preferred Dividend Requirement	**(458)**	(504)	(1,147)
Net Income (Loss) Available to Common	**$ (198,513)**	$2,236,498	$ 178,687
Basic Weighted Average Shares Outstanding (000s)	**58,661**	59,922	61,436
Basic Earnings per Share			
Income (Loss) from Continuing Operations	**$ (2.87)**	$ 2.42	$ 4.72
Net Income (Loss) Available to Common	**(3.38)**	37.32	2.91
Diluted Weighted Average Shares Outstanding (000s)	**58,661**	60,636	62,376
Diluted Earnings per Share			
Income (Loss) from Continuing Operations	**$ (2.87)**	$ 2.39	$ 4.65
Net Income (Loss) Available to Common	**(3.38)**	36.88	2.87
Dividends per Share	**$ .54**	$ .50	$ .46

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Year Ended December 31,	2001	2000	1999
		(Dollars in thousands)	
Cash Flows from Continuing Operating Activities			
Income (loss) from continuing operations	**$(168,248)**	$ 145,527	$ 291,326
Add (deduct) adjustments to reconcile income from continuing operations to net cash provided by operating activities			
Depreciation and amortization	**450,019**	399,143	353,322
Deferred income taxes, net	**(266,406)**	(370)	175,047
Investment income	**(50,639)**	(38,723)	(31,324)
Minority share of income	**41,156**	51,425	65,117
(Gain) Loss on cellular and other investments	**548,305**	(15,716)	(345,938)
Noncash interest expense	**10,176**	16,448	18,297
Other noncash expense	**19,362**	34,742	29,011
Proceeds from litigation settlement	**—**	42,457	—
Changes in assets and liabilities from operations			
Change in accounts receivable	**(34,125)**	(14,619)	(50,417)
Change in materials and supplies	**(7,100)**	(18,786)	(13,436)
Change in accounts payable	**(7,828)**	59,550	(22,421)
Change in accrued taxes	**(1,151)**	56,303	(17,051)
Change in other assets and liabilities	**12,284**	38,041	28,299
	545,805	755,422	479,832
Cash Flows from Continuing Investing Activities			
Capital expenditures	**(700,150)**	(456,019)	(399,631)
Acquisitions, net of cash acquired	**(392,842)**	(200,718)	(31,323)
Increase in notes receivable	**(9,763)**	(55,141)	—
Cash received from mergers	**570,035**	—	46,606
Proceeds from investment sales	**487**	72,973	73,394
Distributions from unconsolidated entities	**16,644**	34,834	26,061
Investments in and advances to unconsolidated entities	**(46)**	(4,187)	5,497
Other investing activities	**(4,223)**	2,599	(5,954)
	(519,858)	(605,659)	(285,350)
Cash Flows from Continuing Financing Activities			
Change in notes payable	**(249,522)**	499,000	(170,889)
Issuance of long-term debt	**489,656**	2,209	9,902
Repayments of long-term debt	**(17,806)**	(17,096)	(22,131)
Prepayment of medium-term notes	**(65,500)**	—	—
Repurchase and conversion of LYONs	**(31,963)**	(99,356)	—
Repurchase of TDS Common Shares	**(39,441)**	(290,069)	(69,014)
Repurchase of U.S. Cellular Common Shares	**(40,862)**	(223,847)	—
Dividends paid	**(32,141)**	(30,472)	(29,391)
Other financing activities	**3,357**	4,440	9,001
	15,778	(155,191)	(272,522)
Cash Flows from Discontinued Operations	**—**	(6,563)	143,911
Net Increase (Decrease) in Cash and Cash Equivalents	**41,725**	(11,991)	65,871
Cash and Cash Equivalents			
Beginning of period	**99,019**	111,010	45,139
End of period	**$ 140,744**	$ 99,019	$ 111,010

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets – Assets

December 31,	2001	2000
	(Dollars in thousands)	
Current Assets		
Cash and cash equivalents	**$ 140,744**	$ 99,019
Accounts receivable		
Due from customers, less allowance of $13,657 and $13,664, respectively	**202,714**	189,078
Other, principally connecting companies	**176,447**	148,407
Deposit receivable from FCC	**56,060**	—
Materials and supplies, at average cost	**71,370**	61,450
Other current assets	**27,021**	29,146
	674,356	527,100
Investments		
Marketable equity securities	**2,700,230**	4,121,904
Intangible assets		
Cellular license costs, net of amortization	**1,334,523**	1,261,404
Telephone franchise and other costs in excess of the underlying book value of subsidiaries, net of amortization	**348,696**	203,532
Investments in unconsolidated entities	**233,678**	182,325
Notes receivable	**101,887**	86,464
Other investments	**15,078**	13,588
	4,734,092	5,869,217
Property, Plant and Equipment, net		
U.S. Cellular	**1,527,805**	1,265,347
TDS Telecom	**1,030,226**	920,678
	2,558,031	2,186,025
Other Assets and Deferred Charges	**80,313**	52,267
	$8,046,792	$8,634,609

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets – Liabilities and Stockholders' Equity

December 31,	2001	2000
	(Dollars in thousands)	
Current Liabilities		
Current portion of long-term debt	**$ 67,461**	$ 15,639
Notes payable	**265,300**	499,000
Accounts payable	**270,005**	275,901
Advance billings and customer deposits	**68,044**	61,958
Accrued interest	**24,264**	24,912
Accrued taxes	**14,263**	17,904
Accrued compensation	**56,973**	52,314
Other current liabilities	**49,906**	36,783
	816,216	984,411
Deferred Liabilities and Credits		
Net deferred income tax liability	**1,378,280**	1,756,217
Other	**50,468**	45,990
	1,428,748	1,802,207
Long-term Debt, excluding current portion	**1,507,764**	1,172,987
Minority Interest in subsidiaries	**467,698**	431,110
Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Company Subordinated Debentures (a)	**300,000**	300,000
Preferred Shares	**7,442**	7,827
Common Stockholders' Equity		
Common Shares, par value $.01 per share; authorized 100,000,000 shares; issued and outstanding 55,659,000 and 55,524,000 shares, respectively	**557**	555
Series A Common Shares, par value $.01 per share; authorized 25,000,000 shares; issued and outstanding 6,778,000 and 6,880,000 shares, respectively	**68**	69
Capital in excess of par value	**1,826,840**	1,816,619
Treasury Shares, at cost, 3,868,000 and 3,716,000 shares, respectively	**(406,894)**	(383,501)
Accumulated other comprehensive (loss)	**(352,120)**	(178,344)
Retained earnings	**2,450,473**	2,680,669
	3,518,924	3,936,067
	$8,046,792	$8,634,609

The accompanying notes to consolidated financial statements are an integral part of these statements.

(a) As described in Note 17, the sole asset of TDS Capital I is $154.6 million principal amount of 8.5% subordinated debentures due 2037 from TDS, and the sole asset of TDS Capital II is $154.6 million principal amount of 8.04% subordinated debentures due 2038 from TDS.

Consolidated Statements of Common Stockholders' Equity

	Common Shares	Series A Common Shares	Capital in Excess of Par Value	Treasury Shares	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
				(Dollars in thousands)			
Balance, December 31, 1998	$ 550	$ 69	$1,882,710	$ (29,439)		$ 75,609	$ 323,696
Comprehensive Income							
Net income	—	—	—	—	$ 179,834	—	179,834
Net unrealized gains on securities	—	—	—	—	103,462	103,462	—
Comprehensive income					$ 283,296		
Dividends							
Common and series A common shares	—	—	—	—		—	(28,290)
Preferred shares	—	—	—	—		—	(1,101)
Repurchase Common Shares	—	—	—	(80,457)		—	—
Dividend Reinvestment, Incentive and Compensation Plans	1	1	177	6,921		—	—
Conversion of Preferred Shares	3	—	17,273	—		—	—
Other	—	—	(2,758)	—		—	—
Balance, December 31, 1999	554	70	1,897,402	(102,975)		179,071	474,139
Comprehensive Income							
Net income	—	—	—	—	$2,237,002	—	2,237,002
Net unrealized losses on securities	—	—	—	—	(357,415)	(357,415)	—
Comprehensive income					$1,879,587		
Dividends							
Common and series A common shares	—	—	—	—		—	(29,904)
Preferred shares	—	—	—	—		—	(568)
Repurchase Common Shares	—	—	—	(287,732)		—	—
Dividend Reinvestment, Incentive and Compensation Plans	—	—	5,787	7,206		—	—
Conversion of Series A and Preferred Shares	1	(1)	393	—		—	—
Adjust Investment in Subsidiary for Common Share Issuances and Repurchases	—	—	(86,549)	—		—	—
Other	—	—	(414)	—		—	—
Balance, December 31, 2000	555	69	1,816,619	(383,501)		(178,344)	2,680,669
Comprehensive (Loss)							
Net (loss)	—	—	—	—	**$(198,055)**	—	**(198,055)**
Net unrealized losses on securities	—	—	—	—	**(173,776)**	**(173,776)**	—
Comprehensive (loss)					**$(371,831)**		
Dividends							
Common and series A common shares	—	—	—	—		—	**(31,683)**
Preferred shares	—	—	—	—		—	**(458)**
Repurchase Common Shares	—	—	—	**(30,335)**		—	—
Dividend Reinvestment, Incentive and Compensation Plans	—	—	**995**	**6,942**		—	—
Conversion of Series A and Preferred Shares	**2**	**(1)**	**746**	—		—	—
Adjust Investment in Subsidiary for Common Share Issuances and Repurchases	—	—	**8,368**	—		—	—
Other	—	—	**112**	—		—	—
Balance, December 31, 2001	**$557**	**$68**	**$ 1,826,840**	**$(406,894)**		**$(352,120)**	**$2,450,473**

The accompanying notes to consolidated financial statements are an integral part of these statements.

1 Summary of Significant Accounting Policies

Nature of Operations

Telephone and Data Systems, Inc. ("TDS" or "the Company") is a diversified telecommunications company that provided high-quality telecommunications services to approximately 4.3 million cellular telephone and telephone customers in 34 states at December 31, 2001. The Company conducts substantially all of its wireless telephone operations through its 82.2%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular") and its wireline telephone operations through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom").

See Note 23 — Business Segment Information for summary financial information on each business segment.

Principles of Consolidation

The accounting policies of TDS conform to generally accepted accounting principles. The consolidated financial statements include the accounts of TDS, its majority-owned subsidiaries since acquisition and the cellular partnerships in which TDS has a majority general partnership interest or has a controlling financial interest. All material intercompany items have been eliminated.

Business Combinations

TDS uses the purchase method of accounting for business combinations. TDS includes as investments in subsidiaries the value of the consideration given and all direct and incremental costs relating to acquisitions. All costs relating to unsuccessful negotiations for acquisitions are charged to expense.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts reported in prior years have been reclassified to conform to current period presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less. The carrying amounts of Cash and cash equivalents approximate fair value due to the short-term nature of these investments.

Outstanding checks aggregating $47.8 million and $35.3 million at December 31, 2001 and 2000, respectively, are classified as Accounts payable in the Consolidated Balance Sheets. Sufficient funds were available to fund these outstanding checks when presented for payment.

TDS has cash management arrangements with its subsidiaries under which the subsidiaries may from time to time deposit excess cash with TDS for investment under TDS's cash management program.

Marketable Equity Securities

Marketable equity securities are classified as available-for-sale, and are stated at fair market value. Net unrealized holding gains and losses are included in Accumulated other comprehensive income. Realized gains and losses are determined on the basis of specific identification.

As of December 31, 2001, the net unrealized holding loss, net of tax, aggregated $352.1 million. Management does not consider the unrealized loss to be "other than temporary." Management continues to review the valuation of the investments on a periodic basis. If management determines an unrealized loss is other than temporary, the loss is recognized and recorded in the income statement.

Intangible Assets

Cellular License Costs

Cellular license costs consist of costs incurred in acquiring Federal Communications Commission licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities awarded licenses and all direct and incremental costs relating to acquiring the licenses. These costs are capitalized and were amortized through charges to expense over 40 years upon commencement of operations. See Note 1 — Recent Accounting Pronouncements.

Telephone Franchise and Other Costs in Excess of the Underlying Book Value of Subsidiaries

Telephone franchise and other costs include the costs in excess of the underlying book value of acquired telephone companies. Costs aggregating $399.8 million and $248.4 million at December 31, 2001 and 2000, respectively, relating to acquisitions since November 1, 1970, were amortized on a straight-line basis over a 40-year period. Costs in excess of the underlying book value relating to acquisitions initiated before November 1, 1970, aggregating $6.5 million, were not amortized. See Note 1 — Recent Accounting Pronouncements.

Investments in Unconsolidated Entities

Investments in unconsolidated entities consists of investments where the Company holds a less than 50% ownership interest and where a quoted share price is not available. The Company follows the equity method of accounting, which recognizes TDS's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, where the Company's ownership interest equals or exceeds 20% for corporations and 3% for partnerships. Equity method investments aggregated $179.9 million and $149.0 million at December 31, 2001 and 2000, respectively. Income and losses from these entities are reflected in the Consolidated Statements of Operations on a pretax basis as Investment income. At December 31, 2001, the cumulative share of income from minority investments accounted for under the equity method was $310.2 million, of which $119.4 million was undistributed. The cost method of accounting is followed for certain minority interests where the Company's ownership interest is less than 20% for corporations and 3% for partnerships. Cost method investments aggregated $53.8 million and $33.3 million at December 31, 2001 and 2000, respectively.

Property, Plant and Equipment

U.S. Cellular

U.S. Cellular's property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes and payroll-related expenses.

Renewals and betterments of units of property are recorded as additions to cellular plant in service. The original cost of depreciable property retired (along with the related accumulated depreciation) is removed from plant in service and, together with removal cost less any salvage realized, is charged to depreciation expense. Repairs and renewals of minor units of property are charged to system operations expense.

TDS Telecom

TDS Telecom's property, plant and equipment is stated at the original cost of construction including the capitalized costs of certain taxes, payroll-related expenses, and an allowance for funds used during construction.

Renewals and betterments of units of property are recorded as additions to telephone plant in service. The original cost of depreciable property retired is removed from plant in service and, together with removal cost less any salvage realized, is charged to accumulated depreciation. No gain or loss is recognized on ordinary retirements of depreciable telephone property. Repairs and renewals of minor units of property are charged to plant operations expense.

The Company's incumbent local telephone operations follow accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." Management periodically reviews the criteria for applying these provisions to determine whether continuing application of SFAS No. 71 is appropriate. Management believes that such criteria are still being met and therefore has no current plans to change its method of accounting.

In analyzing the effects of discontinuing the application of SFAS No. 71, management has determined that the useful lives of plant assets used for regulatory and financial reporting purposes are consistent with generally accepted accounting principles and, therefore, any adjustments to telecommunications plant would be immaterial, as would be any write-off of regulatory assets and liabilities.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Revenue Recognition

Revenues from cellular operations primarily consist of charges for access, airtime, roaming and value added services provided for U.S. Cellular's retail customers; charges to customers of other systems who use U.S. Cellular's cellular systems when roaming; charges for long-distance calls made on U.S. Cellular's systems; end user equipment sales; and sales of accessories. Revenues are recognized as services are rendered. Certain activation and reconnection fees are recognized over average customer service periods. U.S. Cellular does not defer any of the related direct incremental customer acquisition costs; these costs are charged to expense as incurred. Unbilled revenues, resulting from cellular service provided from the billing cycle date to the end of each month and from other cellular carriers' customers using U.S. Cellular's cellular systems for the last half of each month, are estimated and recorded. Equipment sales represent a separate earnings process. Equipment and accessory sales are recognized upon delivery to the customer and reflect charges to customers for equipment purchased.

TDS's telephone subsidiaries participate in revenue pools with other telephone companies for interstate revenue and for certain intrastate revenue. Such pools are funded by toll revenue and/or access charges within state jurisdiction and by access charges in the interstate market. Revenues earned through the various pooling processes are initially recorded based on TDS Telecom's estimates.

Effective January 1, 2000, U.S. Cellular changed its method of accounting for certain activation and reconnect fees charged to its customers when initiating service through its retail and direct channels or when resuming service after suspension. This accounting change is in compliance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Based upon this guidance, U.S. Cellular recognizes these fees as revenue ratably over the average customer service periods (ranging from six to 48 months). Prior to implementing SAB No. 101, U.S. Cellular recorded these fees as operating revenues in the period they were charged to the customer. SAB No. 101 had no effect on the operating results of TDS Telecom.

The cumulative effect of the accounting change on periods prior to 2000 was recorded in 2000 reducing net income by $3.8 million, net of taxes of $3.7 million and minority interest of $820,000, or $.06 per basic and diluted share. Had results for the year ended December 31, 1999, been restated, the effect of this change would have been to decrease operating revenues by $4.5 million, net income from continuing operations by $1.5 million and basic and diluted earnings per share by $.03 and $.04, respectively.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $77.2 million, $77.0 million and $69.0 million in 2001, 2000, and 1999, respectively.

Income Taxes

TDS files a consolidated federal income tax return. Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Both deferred tax assets and liabilities are measured using the current enacted tax rates. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in management's opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Computation of Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Potentially dilutive securities included in diluted earnings per share represent incremental shares issuable upon exercise of outstanding stock options or the potential conversion of preferred stock to common shares. For the year ended December 31, 2001, the diluted loss per share calculation excludes the effect of the potentially dilutive securities because their inclusion would be anti-dilutive.

Stock-Based Compensation

The Company accounts for stock options, stock appreciation rights ("SARs") and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25 as allowed by SFAS No. 123 "Accounting for Stock-Based Compensation."

Asset Impairment

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company evaluates the asset for possible impairment based on an estimate of related undiscounted cash flows over the remaining asset life. If an impairment is identified, a loss is recognized for the difference between the fair value of the asset (less cost to sell) and the carrying value of the asset.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets" in July 2001. These statements require, among other things, that all future business combinations be accounted for using the purchase method of accounting and prohibit the use of the pooling-of-interest method. For acquisitions completed after July 1, 2001, goodwill will not be amortized. In addition, effective January 1, 2002, previously recorded goodwill and other intangible assets with indefinite lives will no longer be amortized but will be subject to impairment tests.

SFAS No. 142 defines the accounting for intangible assets. The accounting for a recognized intangible asset is based on the useful life to the entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of the intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity.

An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

SFAS No. 142 also defines the accounting for goodwill. Goodwill will be tested for impairment annually. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

The Company will adopt SFAS No. 142 on January 1, 2002, and will no longer amortize cellular license costs, telephone franchise and other costs in excess of the underlying book value of subsidiaries, or goodwill for equity method investments. Cellular license costs, telephone franchise and other costs, and equity method goodwill totaled $1,334.5 million, $348.7 million, and $76.8 million, respectively, at December 31, 2001, and amortization for the year ended December 31, 2001, totaled $37.6 million, $6.2 million, and $1.3 million, respectively.

In addition, pursuant to SFAS No. 142, the Company is assessing its recorded balances of Cellular license costs and telephone franchise and other costs for potential impairment. As allowed under the standard, the Company expects to complete its impairment assessment in the first quarter of 2002. Any required impairment charge would be recorded as a cumulative effect of accounting change as of January 1, 2002. The Company does not currently expect to record an impairment charge upon the completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001, and will become effective for the Company beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The Company is currently reviewing the requirements of this new standard and has not yet determined the impact, if any, on the Company's financial position or results of operations.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001, and became effective for the Company beginning January 1, 2002. SFAS No. 144 requires entities to measure long-lived assets at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also revises standards for the reporting of discontinued operations. This statement broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The Company is currently reviewing the requirements of this new standard, but does not expect implementation to have a material impact on its financial position or results of operations.

The Financial Accounting Standards Board issued an exposure draft on November 15, 2001, "Rescission of FASB Statements No. 4, 44, and 64 and Technical Corrections." This proposed Statement would rescind Statement 4 and Statement 64, an amendment of Statement 4, thereby eliminating the requirements that gains and losses from extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. The provisions of this Statement related to the rescission of Statement 4 shall be applied as of the beginning of the fiscal year in which this Statement is issued. The Board expects to issue the final Statement in the first quarter of 2002. When adopted, the Company would no longer report gains and losses on the retirement of long-term debt as an extraordinary item.

2 Income Taxes

Income tax provisions charged to net income from continuing operations are summarized as follows.

Year Ended December 31,	**2001**	2000	1999
	(Dollars in thousands)		
Current			
Federal	**$184,562**	$126,596	$ 61,261
State	**36,936**	23,255	14,693
Deferred			
Federal	**(210,893)**	6,196	149,752
State	**(55,513)**	(6,566)	25,295
Total income tax expense (benefit) from continuing operations	**$(44,908)**	$149,481	$251,001

A reconciliation of the Company's expected income tax expense (benefit) from continuing operations computed at the statutory rate to reported income tax expense (benefit) from continuing operations, and the statutory federal income tax rate to the Company's effective income tax rate for continuing operations, is as follows.

Year Ended December 31,	**2001** Amount	**2001** Rate	2000 Amount	2000 Rate	1999 Amount	1999 Rate
	(Dollars in millions)					
Statutory federal income tax (benefit)	**$(60.2)**	**(35.0)%**	$121.3	35.0%	$212.6	35.0%
State income taxes, net of federal benefit	**(4.8)**	**(2.8)**	10.7	3.1	25.5	4.2
Amortization of license costs and costs in excess of book value	**6.3**	**3.7**	4.7	1.3	4.4	0.7
Minority share of income not included in consolidated tax return	**(2.6)**	**(1.5)**	(1.3)	(0.4)	(0.9)	(0.1)
Sale of investments	**3.8**	**2.2**	11.3	3.3	—	—
Resolution of prior period tax issues	**9.8**	**5.7**	3.6	1.0	5.2	0.9
Other differences, net	**2.8**	**1.6**	(0.8)	(0.2)	4.3	0.6
Total income tax	**$(44.9)**	**(26.1)%**	$149.5	43.1%	$251.1	41.3%

Income from continuing operations for each of the three years ended December 31, 2001, includes gains and losses from marketable securities and other investments. The effective income tax rate excluding such gains and losses was 44.4%, 40.4%, and 44.3% for the years ended December 31, 2001, 2000, and 1999, respectively.

Income tax provisions charged to net income are summarized as follows.

Year Ended December 31,	**2001**	2000	1999
	(Dollars in thousands)		
Current			
Federal	**$ 184,562**	$ 85,149	$ 3,312
State	**36,936**	16,642	6,060
Deferred			
Federal	**(204,469)**	1,299,481	179,343
State	**(55,513)**	234,081	31,528
Total income tax expense (benefit)	**$ (38,484)**	$1,635,353	$220,243

The Company's current net deferred tax assets totaled $3.6 million and $3.4 million as of December 31, 2001 and 2000, respectively. The net current deferred tax asset primarily represents the deferred tax effects of the allowance for doubtful accounts on customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities are as follows.

December 31,	**2001**	2000
	(Dollars in thousands)	
Deferred Tax Asset		
Net operating loss carryforwards	**$ 46,526**	$ 35,032
Taxes on acquisitions	**32,782**	32,782
Alternative minimum tax credit carryforward	**—**	78,849
Partnership investments	**5,970**	69,738
Other	**1,962**	11,205
	87,240	227,606
Less valuation allowance	**(35,927)**	(26,509)
Total Deferred Tax Asset	**51,313**	201,097
Deferred Tax Liability		
Marketable equity securities	**1,137,518**	1,677,828
Property, plant and equipment	**178,869**	184,248
Licenses	**113,206**	95,238
Total Deferred Tax Liability	**1,429,593**	1,957,314
Net Deferred Income Tax Liability	**$1,378,280**	$1,756,217

TDS and certain subsidiaries had $494.6 million of state net operating loss carryforward (generating a $41.1 million deferred tax asset) at December 31, 2001, expiring between 2002 and 2021, which is available to offset future taxable income primarily of the individual subsidiaries which generated the loss. In addition, certain subsidiaries which are not included in the federal consolidated income tax return, but file separate tax returns, had a federal net operating loss carryforward (generating a $5.4 million deferred tax asset) available to offset future taxable income which expires between 2003 and 2021. A valuation allowance was established for the state and federal operating loss carryforwards since it is more likely than not that a portion will expire before such carryforwards can be utilized.

The financial reporting basis of the marketable equity securities was greater than the tax basis at December 31, 2001, generating a $1,137.5 million deferred tax liability.

3 Discontinued Operations

In September 1999, the Board of Directors of TDS approved a plan of merger between Aerial Communications, Inc. ("Aerial"), its then over 80%-owned personal communications services company, and VoiceStream Wireless Corporation ("VoiceStream"). The merger closed on May 4, 2000. As a result of the merger, Aerial shareholders received 0.455 VoiceStream common shares for each share of Aerial stock they owned. TDS received 35,570,493 shares of VoiceStream common stock valued at $3,899.4 million at closing. TDS recognized a gain of approximately $2,125.8 million, net of $1,515.9 million in taxes, on this transaction. TDS had a basis in Aerial of $287.8 million, including deferred losses of $75.9 million from September 17, 1999 to May 4, 2000. In 2001, the gain on disposal of Aerial was reduced by $24.1 million, or $.41 per share, reflecting adjustments to estimates used during the closing in the calculation of income and other tax liabilities.

Summarized income statement information relating to discontinued operations, excluding any corporate charges and intercompany interest expense, is as follows.

Year Ended December 31,	2000	1999
	(Dollars in thousands)	
Revenues	$ 94,463	$ 225,501
Expenses	164,148	435,509
Operating (Loss)	(69,685)	(210,008)
Minority share of loss	33,459	21,369
Other (expense) income	(29,533)	(6,504)
Interest expense	(8,605)	(22,119)
(Loss) Before Income Taxes	(74,364)	(217,262)
Income tax (benefit)	(36,624)	(67,650)
Net (Loss)	(37,740)	(149,612)
Losses deferred after measurement date	37,740	38,120
Net (Loss) from Discontinued Operations	$ —	$(111,492)

Summarized cash flow statement information relating to discontinued operations is as follows.

Year Ended December 31,	2000	1999
	(Dollars in thousands)	
Cash flows from operating activities	$(55,851)	$(62,633)
Cash flows from investing activities	(17,325)	(32,351)
Cash flows from financing activities	108,180	239,213
Cash provided (used) by discontinued operations	35,004	144,229
(Increase) in cash included in Net Assets of Discontinued Operations	(41,567)	(318)
Cash flows from discontinued operations	$ (6,563)	$143,911

4 Extraordinary Item

U.S. Cellular retired Liquid Yield Option Notes ("LYONs") with an aggregate carrying value of $25.4 million and $63.6 million during 2001 and 2000, respectively, for cash totaling $32.0 million and $99.4 million, respectively. These retirements resulted in an extraordinary loss of $5.7 million, net of minority interest of $1.2 million, or $.10 per basic and diluted share, in 2001, and $30.5 million, net of minority interest of $6.4 million, or $.51 per basic and diluted share in 2000. There were no income tax benefits due to the conversion feature associated with these LYONs.

5 Earnings Per Share

The amounts used in computing Earnings per Share from Continuing Operations and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows.

Year Ended December 31,	**2001**	2000	1999
		(Dollars in thousands)	
Basic Earnings per Share			
Income (Loss) from Continuing Operations	**$(168,248)**	$ 145,527	$ 291,326
Preferred Dividend Requirement	**(458)**	(504)	(1,147)
Income (Loss) from Continuing Operations Available to Common used in Basic Earnings per Share	**(168,706)**	145,023	290,179
Discontinued Operations Gain (loss) on disposal	**(24,092)**	2,125,787	—
Loss from operations	—	—	(111,492)
Extraordinary item-loss on extinguishment of debt	**(5,715)**	(30,471)	—
Cumulative effect of accounting change	—	(3,841)	—
Net Income (Loss) Available to Common used in Basic Earnings per Share	**$(198,513)**	$2,236,498	$ 178,687
Diluted Earnings per Share			
Income (Loss) from Continuing Operations Available to Common used in Basic Earnings per Share	**$(168,706)**	$ 145,023	$ 290,179
Reduction in preferred dividends if Preferred Shares converted into Common Shares	—	446	1,031
Minority income adjustment [1]	—	(798)	(937)
Income (Loss) Available to Common from Continuing Operations used in Diluted Earnings per Share	**(168,706)**	144,671	290,273
Discontinued Operations Gain (loss) on disposal	**(24,092)**	2,125,787	—
Loss from operations	—	—	(111,492)
Extraordinary item-loss on extinguishment of debt	**(5,715)**	(30,471)	—
Cumulative effect of accounting change	—	(3,841)	—
Net Income (Loss) Available to Common used in Diluted Earnings per Share	**$(198,513)**	$2,236,146	$ 178,781

(1) The minority income adjustment reflects the additional minority share of U.S. Cellular's income computed as if all of U.S. Cellular's issuable securities were outstanding.

Year Ended December 31,	2001	2000	1999
		(Shares in thousands)	
Weighted Average Number of Common Shares used in Basic Earnings per Share	**58,661**	59,922	61,436
Effect of Dilutive Securities:			
Common Shares outstanding if Preferred Shares converted [1]	—	206	550
Stock options [2]	—	498	377
Common Shares issuable	—	10	13
Weighted Average Number of Common Shares used in Diluted Earnings per Share	**58,661**	60,636	62,376

(1) Preferred Shares convertible into 239,514 Common Shares in 2001 were not included in computing Diluted Earnings per Share because their effects were antidilutive.
(2) Stock options convertible into 1,381,041 Common Shares in 2001 were not included in computing Diluted Earnings per Share because their effects were antidilutive.

Year Ended December 31,	2001	2000	1999
Basic Earnings per Share			
Continuing Operations			
Excluding Gains	**$ 2.86**	$ 2.57	$ 1.80
Gains (loss) [1]	**(5.73)**	(.15)	2.92
	(2.87)	2.42	4.72
Discontinued Operations			
Gain (loss) on disposal	**(.41)**	35.47	—
Loss from operations	—	—	(1.81)
Extraordinary Item-loss on extinguishment of debt	**(.10)**	(.51)	—
Cumulative effect of accounting change	—	(.06)	—
	$(3.38)	$ 37.32	$ 2.91
Diluted Earnings per Share			
Continuing Operations			
Excluding Gains	**$ 2.86**	$ 2.54	$ 1.78
Gains (loss) [1]	**(5.73)**	(.15)	2.87
	(2.87)	2.39	4.65
Discontinued Operations			
Gain (loss) on disposal	**(.41)**	35.06	—
Loss from operations	—	—	(1.78)
Extraordinary Item-loss on extinguishment of debt	**(.10)**	(.51)	—
Cumulative effect of accounting change	—	(.06)	—
	$(3.38)	$ 36.88	$ 2.87

(1) Income from continuing operations and basic and diluted earnings per share were significantly affected by gains and losses from marketable securities and other investments. In 2000, the gain on marketable securities and other investments was offset by income taxes on such gains resulting in a net loss.

5 Marketable Equity Securities

Information regarding the Company's marketable equity securities is summarized as follows.

December 31,	2001	2000
	(Dollars in thousands)	
Deutsche Telekom AG 131,461,861 Ordinary Shares	**$2,257,200**	$ —
VoiceStream Wireless Corp. 35,570,493 Common Shares	—	3,579,281
Vodafone AirTouch plc 12,945,915 ADRs	**332,451**	463,626
VeriSign, Inc. 2,444,735 Common Shares	**92,998**	—
Illuminet Holdings, Inc. 2,490,012 Common Shares	—	57,115
Rural Cellular Corporation 719,396 equivalent Common Shares	**16,006**	21,312
Other	**1,575**	570
Aggregate Fair Value	**2,700,230**	4,121,904
Original Cost	**3,303,106**	4,417,328
Gross Unrealized Holding (Losses)	**(602,876)**	(295,424)
Tax (benefit)	**(236,331)**	(114,213)
Unrealized Holding (Losses), net of tax	**(366,545)**	(181,211)
Equity Method unrealized gains	**397**	—
Minority Share of Unrealized Holding Losses	**14,028**	2,867
Net Unrealized Holding (Losses)	**$ (352,120)**	$ (178,344)

Cash proceeds from the exchange of available-for-sale securities totaled $570.0 million in 2001 and $46.6 million in 1999. Gross realized losses from the exchange of available-for-sale securities totaled $548.8 million in 2001 and gross realized gains totaled $327.1 million in 1999.

The merger of Deutsche Telekom AG and VoiceStream Wireless Corporation was completed in 2001. As a result of the merger, the Company's 35,837,271 VoiceStream common shares (including 266,778 shares received as a dividend in 2001) were converted into 131,461,861 Deutsche Telekom AG ordinary shares and $570.0 million in cash, and the Company recognized a $644.9 million loss.

The merger of VeriSign, Inc. and Illuminet Holdings, Inc. was also completed in 2001. As a result of the merger, the Company's 2,628,748 Illuminet shares (including 138,736 shares acquired through the acquisition of Chorus in 2001) were converted into 2,444,735 VeriSign, Inc. shares, and the Company recognized a $96.1 million gain.

In 1999, Vodafone merged with AirTouch Communications, Inc. The Company received 12,945,915 Vodafone AirTouch plc ADRs for its AirTouch Communications, Inc. shares, and $46.6 million of cash, and recognized a $327.1 million gain.

7 Intangible Assets

Cellular license costs

Following is a schedule of activity of cellular license costs.

December 31,	2001	2000	1999
		(Dollars in thousands)	
Balance, beginning of year	**$ 1,261,404**	$ 1,188,066	$ 1,233,406
Additions	**165,678**	111,487	22,567
Amortization	**(37,564)**	(34,371)	(34,333)
Sales	**—**	(9,234)	(41,274)
Deposit receivable from FCC	**(56,060)**	—	—
Other changes	**1,065**	5,456	7,700
Balance, end of year	**$ 1,334,523**	$ 1,261,404	$ 1,188,066

Accumulated amortization of cellular license costs was $259.9 million and $221.5 million at December 31, 2001 and 2000, respectively. Beginning January 1, 2002, upon implementation of SFAS No. 142, the Company expects to cease the amortization of license costs.

Telephone franchise and other costs in excess of the underlying book value of subsidiaries

Following is a schedule of activity of telephone franchise and other costs in excess of the underlying book value.

December 31,	2001	2000	1999
		(Dollars in thousands)	
Balance, beginning of year	**$ 203,532**	$ 177,677	$ 181,517
Additions	**151,401**	31,656	1,500
Amortization	**(6,237)**	(5,801)	(5,340)
Balance, end of year	**$ 348,696**	$ 203,532	$ 177,677

Accumulated amortization of excess cost was $57.6 million and $51.4 million at December 31, 2001 and 2000, respectively. Beginning January 1, 2002, upon implementation of SFAS No. 142, the Company will cease the amortization of excess cost.

8 Investments in Unconsolidated Entities

Following is a schedule of activity of investments in unconsolidated entities.

December 31,	2001	2000	1999
		(Dollars in thousands)	
Balance, beginning of year	**$182,325**	$240,709	$269,168
Investment Income	**50,639**	38,723	31,324
Distributions	**(14,729)**	(33,787)	(24,385)
Amortization	**(1,257)**	(9,291)	(12,036)
Acquisitions	**23,000**	50,093	203
Sales	**(2,305)**	(33,095)	(12,999)
TSR Wireless write-down	**—**	(69,360)	—
Other	**(3,995)**	(1,667)	(10,566)
Balance, end of year	**$233,678**	$182,325	$240,709

Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments. These costs were amortized from 10 to 40 years.

The aggregate carrying value, net of accumulated amortization, of investments in unconsolidated entities was $233.7 million at December 31, 2001, of which $156.9 million represented the investment in underlying equity and $76.8 million in unamortized goodwill. Beginning January 1, 2002, upon implementation of SFAS No. 142, the Company will cease the amortization of equity method goodwill.

The Company's more significant investments in unconsolidated entities consist of the following.

December 31,	Percentage Ownership 2001	2000
Cellular investments		
Los Angeles SMSA Limited Partnership	**5.5%**	5.5%
Volcano Communications Company	**45.0%**	45.0%
Raleigh-Durham MSA Limited Partnership	**8.0%**	8.0%
Midwest Wireless Communication, LLC	**15.7%**	14.7%
North Carolina RSA 1 Partnership	**50.0%**	50.0%
Oklahoma City SMSA Limited Partnership	**14.6%**	14.6%

TDS reduced the carrying value of its investment (including $11.0 million of notes receivable) in TSR Wireless Holdings, LLC by $80.4 million to zero in 2000. The charge was included in the caption Gain (loss) on marketable securities and other investments in the Consolidated Statements of Operations. In December 2000, TSR Wireless filed for Chapter 7 bankruptcy.

Based primarily on data furnished to the Company by third parties, the following summarizes the unaudited combined assets, liabilities and equity, and the unaudited combined results of operations of the entities for which TDS's investments are accounted for by the equity method.

December 31,	2001	2000
	(Unaudited, dollars in millions)	
Assets		
Current	$ 278	$ 338
Due from affiliates	371	7
Property and other	1,431	1,307
	$ 2,080	$1,652
Liabilities and Equity		
Current liabilities	$ 215	$ 479
Due to affiliates	24	10
Deferred credits	123	7
Long-term debt	43	13
Partners' capital and stockholders' equity	1,675	1,143
	$ 2,080	$1,652

Year Ended December 31,	2001	2000	1999
	(Unaudited, dollars in millions)		
Results of Operations			
Revenues	$ 2,107	$1,996	$1,794
Costs and expenses	1,504	1,472	1,492
Operating Income	603	524	302
Other income (expense)	(1)	(13)	29
Interest expense	(4)	(21)	(15)
Income taxes	(5)	(6)	(19)
Net income	$ 593	$ 484	$ 297

9 Notes Receivable

Notes receivable at December 31, 2001 and 2000, reflect primarily loans to Airadigm Communications, Inc. ($52.7 million and $44.1 million, respectively) and Kington Management Corporation ($44.2 million and $37.3 million, respectively). The notes range in length from one to twelve years and bear interest at rates from six to eleven percent.

The notes have a weighted average interest rate of 8.2% and average life of 8.1 years at December 31, 2001. The carrying amount of Notes receivable approximates their fair value.

10 Property, Plant and Equipment

U.S. Cellular

U.S. Cellular's property, plant and equipment consists of the following.

December 31,	2001	2000
	(Dollars in thousands)	
Cell site-related equipment	$1,274,315	$ 1,041,670
Land, buildings and leasehold improvements	370,732	305,617
Switching-related equipment	251,706	201,202
Office furniture and equipment	132,305	114,399
Systems development	168,591	163,150
Other operating equipment	86,796	71,160
Work in process	137,162	67,330
	2,421,607	1,964,528
Accumulated depreciation	893,802	699,181
	$1,527,805	$ 1,265,347

Useful lives range from four to twenty-five years for cell site-related equipment, ten to twenty years for buildings and leasehold improvements, three to eight years for switching-related equipment, three to five years for office furniture and equipment, three to seven years for systems development, and ten years for other operating equipment. The provision for depreciation as a percentage of depreciable property was 12.1% in 2001, 13.0% in 2000, and 12.4% in 1999.

TDS Telecom

TDS Telecom's property, plant and equipment consists of the following.

December 31,	2001	2000
	(Dollars in thousands)	
Cable and wire	$ 991,354	$ 873,308
Central office equipment	656,865	543,053
Office furniture and equipment	222,140	178,738
Land and buildings	81,332	70,625
Other equipment	75,017	66,020
Work in process	33,775	51,695
	2,060,483	1,783,439
Accumulated depreciation	1,030,257	862,761
	$1,030,226	$ 920,678

Useful lives range from fifteen to twenty years for cable and wire, eight to twelve years for central office equipment, five to ten years for office furniture and equipment, and ten to fifteen for other equipment. Buildings are depreciated over thirty years. The provision for depreciation as a percentage of depreciable property was 7.9% in 2001, 7.9% in 2000, and 7.8% in 1999.

11 Supplemental Cash Flow Disclosures

Following are supplemental cash flow disclosures for interest and income taxes paid and certain noncash transactions.

Year Ended December 31,	2001	2000	1999
		(Dollars in thousands)	
Interest paid	$ 91,629	$ 82,629	$ 81,629
Income taxes paid	220,163	75,029	19,976
Common Shares issued for conversion of Preferred Shares	250	472	16,465
Conversion of LYONs for Common Shares of Subsidiary	$ 29,642	$ 62,560	$ 2,096

12 Acquisitions

Cash expenditures for acquisitions aggregated $392.8 million in 2001, $200.7 million in 2000, and $31.3 million in 1999.

On September 4, 2001, the Company acquired 100 percent of the outstanding common shares of Chorus Communications Group, Ltd. The aggregate purchase price was $202.8 million in cash, excluding cash acquired. The results of Chorus' operations are included in the consolidated financial statements since that date. Chorus is a telecommunications company serving approximately 43,000 business and residential access lines and 27,000 Internet customers primarily in Wisconsin. Its other operations include selling, installing, and servicing business telephone and videoconferencing systems, data networks, Internet access and long-distance.

The following table summarizes the estimated fair values of the Chorus assets acquired and liabilities assumed at the date of acquisition.

September 4,	2001
	(Dollars in thousands)
Current assets, excluding cash acquired	$ 9,089
Property, plant and equipment	55,170
Investment in unconsolidated entities	23,000
Other assets	5,445
Goodwill	149,969
Total assets acquired	242,673
Current liabilities	(26,546)
Non-current liabilities	(7,307)
Long-term debt	(5,997)
Total liabilities assumed	(39,850)
Net assets acquired	$ 202,823

The $150.0 million of goodwill was assigned to the telephone segment. None of the goodwill is expected to be deductible for tax purposes.

In addition, during 2001 the Company acquired 100 percent of an operating cellular market for $56.2 million in cash, certain PCS licenses for $124.1 million in cash and a small telephone company and certain other assets for $9.7 million in cash and $1.1 million of deferred cash payments. These expenditures increased cellular license costs by $165.7 million and telephone franchise and other costs by $1.4 million.

During 2000, the Company acquired 100 percent of the stock of Southeast Telephone Company, an operating telephone company serving approximately 10,000 access lines in southeastern Wisconsin, for $39.5 million in cash (net of cash acquired). The Company also acquired additional interests in majority-owned operations and in certain unconsolidated entities during 2000. The Company purchased the 48.7% interest in a telephone company it did not own for $52.5 million in cash; purchased additional interests in certain majority-owned cellular markets for $18.5 million in cash; made a deposit on certain PCS licenses totaling $51.1 million; and purchased additional interests in certain cellular markets where the Company holds a minority position for $39.1 million in cash and $13.0 million of deferred cash payments. These expenditures increased cellular license costs by $111.5 million, telephone franchise and other costs by $31.6 million and investments in unconsolidated entities by $50.1 million.

During 1999, the Company acquired additional interests in majority-owned markets, a controlling interest in a cellular market and a small operating telephone company for an aggregate cash consideration of $31.3 million. These expenditures increased cellular license costs by $22.6 million and telephone franchise and other costs by $1.5 million.

13 Gain (Loss) on Marketable Securities and Other Investments

During 2001, the Company recognized a $644.9 million loss as a result of the VoiceStream Wireless Corporation merger with Deutsche Telekom AG and a $96.1 million gain as a result of the VeriSign, Inc. acquisition of Illuminet Holdings, Inc. During 1999, the Company recognized a $327.1 million gain as a result of the merger of AirTouch and Vodafone Group plc. The Company recognizes gains and losses on the difference between the accounting basis of the shares given up and the fair value of the shares and cash, if any, received.

The sale of non-strategic cellular interests and other investments, and the write-down of the carrying value of the investment in TSR Wireless and the settlement of a legal matter in 2000 generated net gains totaling $0.5 million, $15.7 million and $18.8 million in 2001, 2000 and 1999, respectively.

These transactions generated net cash proceeds of $570.5 million, $115.4 million and $120.0 million in 2001, 2000 and 1999, respectively.

14 Notes Payable

The Company has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase common shares. Proceeds from the sale of long-term debt and equity securities from time to time have been used to reduce such short-term debt. Proceeds from the sale of non-strategic cellular and other investments from time to time have also been used to reduce short-term debt.

TDS had a $500 million revolving credit facility with a group of banks at December 31, 2001, all of which was unused. On January 24, 2002, TDS completed a new $600 million credit facility with a group of banks replacing the existing credit facility. The terms of the Revolving Credit Facility provide for borrowings with interest at the London InterBank Offered Rate ("LIBOR") plus a margin percentage based on the Company's credit rating. The margin percentage on the new facility is 30.0 basis points (for a rate of 2.2% based on the LIBOR rate at December 31, 2001). The margin percentage increases by 10.0 basis points if more than 50% of the facility is outstanding. Interest and principal are due the last day of the borrowing period, as selected by TDS, of either seven days or one, two, three, or six months. TDS pays facility and administration fees at an aggregate annual rate of 0.146% of the total $600 million facility. The credit facility expires in January 2007.

TDS also had $87 million in direct bank lines of credit at December 31, 2001, all of which was unused. The terms of the direct bank lines of credit provide for borrowings at negotiated rates up to the prime rate.

U.S. Cellular had a $500 million revolving credit facility with a group of banks at December 31, 2001, $236 million of which was unused. The terms of the credit facility provide for borrowings with interest at the LIBOR rate plus a margin percentage based on the Company's credit rating. At December 31, 2001, the margin percentage was 19.5 basis points (for a rate of 2.1%). Interest and principal are due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular pays facility and administration fees at an aggregate annual rate of 0.142% of the total $500 million facility. The credit facility expires in August 2004.

The carrying amount of short-term debt approximates fair value due to the short-term nature of these instruments. Information concerning notes payable is shown in the table that follows.

Year Ended December 31,	**2001**	2000	1999
	(Dollars in thousands)		
Balance at end of year	**$265,300**	$499,000	$ —
Weighted average interest rate at end of year	**2.4%**	6.9%	—
Maximum amount outstanding during the year	**$584,850**	$499,000	$214,968
Average amount outstanding during the year (1)	**$412,804**	$183,533	$148,818
Weighted average interest rate during the year (1)	**4.3%**	6.8%	5.8%

(1) The average was computed based on month-end balances.

15 Long-Term Debt

Long-term debt is as follows.

December 31,	2001	2000
	(Dollars in thousands)	
Telephone and Data Systems, Inc. (Parent)		
7.60% Series A Notes, due in 2041	**$ 500,000**	$ —
Medium-term notes, averaging 9.1%		
9.2% due in 2007	**22,000**	87,500
8.0% to 10.0% due 2021-2025	**151,700**	151,700
	673,700	239,200
7.0% notes, maturing in 2006	**200,000**	200,000
Purchase contracts, averaging 7.2%, due through 2003	**1,283**	300
Total Parent	**874,983**	439,500
Subsidiaries		
U.S. Cellular		
6.0% zero coupon convertible redeemable debentures (LYONs), maturing in 2015	**310,941**	437,169
Unamortized discount	**(170,785)**	(251,352)
	140,156	185,817
7.25% notes, maturing in 2007	**250,000**	250,000
Other, 9.0% due 2005-2010	**13,000**	13,000
TDS Telecom		
RUS, RTB and FFB Mortgage		
Notes, various rates averaging 5.6% in 2001 and 5.5% in 2000, due through 2031	**279,287**	290,195
Other long-term notes, various rates averaging 7.2% in 2001 and 7.1% in 2000, due through 2006	**9,631**	6,945
Other		
Long-term notes, 7.3% to 8.0%, due through 2009	**8,168**	3,169
Total Subsidiaries	**700,242**	749,126
Total long-term debt	**1,575,225**	1,188,626
Less: Current portion of long-term debt	**67,461**	15,639
Total long-term debt, excluding current portion	**$1,507,764**	$1,172,987

Telephone and Data Systems, Inc. (Parent)

TDS sold $500 million principal amount of 7.6% unsecured Series A Notes in 2001 with proceeds to the Company of $484.2 million. The notes are due in 2041. Interest is payable quarterly. The notes are redeemable beginning December 2006 at 100% of the principal amount plus accrued and unpaid interest.

The Medium-Term Notes ("MTNs") mature at various times from 2007 to 2025. Interest is payable semi-annually. The MTNs may be redeemed by the Company at par value plus accrued but unpaid interest. TDS redeemed MTNs aggregating $65.5 million in 2001. As of December 31, 2001, MTNs aggregating $29.0 million may be redeemed at anytime, and MTNs aggregating $22.0 million, $65.5 million, $17.2 million and $40.0 million have initial redemption dates in 2002, 2003, 2005, and 2006, respectively. The Company has notified the holders of the MTNs currently redeemable and redeemable in 2002 ($51.0 million in aggregate) of its intent to redeem these notes. These notes are reflected as current portion of long-term debt on the balance sheet.

The 7.0% unsecured notes are due August 2006. Interest is payable semi-annually. The notes are redeemable at any time at the option of the Company, at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus .25%.

Subsidiaries — U.S. Cellular

U.S. Cellular's 6.0% yield to maturity zero coupon convertible redeemable unsecured notes (LYONs) are due in 2015. There is no periodic payment of interest. Each note is convertible at the option of the holder at any time at a conversion rate of 9.475 U.S. Cellular Common Shares per $1,000 of notes. Upon notice of conversion, U.S. Cellular may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. U.S. Cellular may redeem the notes for cash at the issue price plus accrued original issue discount through the date of redemption. Holders have the right to exercise their conversion option prior to the redemption date. During 2001, holders converted $55.1 million carrying value of LYONs. U.S. Cellular delivered $32.0 million in cash and 644,000 U.S. Cellular Common Shares for these conversions. During 2000, holders converted $126.2 million carrying value of LYONs. U.S. Cellular delivered $99.4 million in cash and 1,416,000 U.S. Cellular Common Shares for these conversions. The LYONs converted for cash resulted in an extraordinary loss. See Note 4 — Extraordinary Item for a description of these transactions.

U.S. Cellular's 7.25% unsecured senior notes are due 2007 and interest is payable semi-annually. U.S. Cellular may redeem the notes beginning 2004 at principal amount plus accrued interest.

Subsidiaries — TDS Telecom

TDS Telecom's RUS, RTB and FFB Mortgage Notes issued under certain loan agreements with the Rural Utilities Service ("RUS"), Rural Telephone Bank ("RTB") and Federal Financing Bank ("FFB"), agencies of the United States of America, are to be repaid in equal monthly or quarterly installments covering principal and interest beginning six months to three years after dates of issue and expiring through 2031. Substantially all telephone plant is pledged under RUS and RTB mortgage notes and various other obligations of the telephone subsidiaries.

Consolidated

The annual requirements for principal payments on long-term debt are approximately $67.5 million, $17.2 million, $18.2 million, $21.7 million and $219.2 million for the years 2002 through 2006, respectively.

The carrying value and estimated fair value of the Company's Long-term Debt were $1,575.2 million and $1,559.7 million at December 31, 2001, and $1,188.6 million and $1,367.9 million at December 31, 2000, respectively. The fair value of the Company's Long-term Debt was estimated using market prices for the 7.6% Series A Notes and the 6.0% zero coupon convertible debentures, and discounted cash flow analysis for the remaining debt.

16 Minority Interest in Subsidiaries

The following table summarizes the minority shareholders' and partners' interests in the equity of consolidated subsidiaries.

December 31,	2001	2000
	(Dollars in thousands)	
U.S. Cellular		
Public shareholders	**$409,000**	$386,096
Subsidiaries' partners and shareholders	**46,432**	34,933
	455,432	421,029
Other minority interests	**12,266**	10,081
	$467,698	$431,110

The Board of Directors of U.S. Cellular from time to time has authorized the repurchase of U.S. Cellular Common Shares not owned by TDS. U.S. Cellular may use repurchased shares to fund acquisitions, for the conversion of LYONs and for other corporate purposes. U.S. Cellular repurchased 643,000 Common Shares in 2001 for $29.9 million and 3,524,000 Common Shares in 2000 for $234.8 million and reissued 644,000 Common Shares in 2001 and 1,311,000 Common Shares in 2000 for the conversion of U.S. Cellular's zero coupon convertible debt.

17 Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Company Subordinated Debentures

TDS Capital I, a subsidiary trust of TDS ("Capital I"), has outstanding 6,000,000 8.5% Company-Obligated Mandatorily Redeemable Preferred Securities. The sole asset of TDS Capital I is $154.6 million principal amount of TDS's 8.5% Subordinated Debentures due December 31, 2037.

TDS Capital II, a subsidiary trust of TDS ("Capital II"), has outstanding 6,000,000 8.04% Company-Obligated Mandatorily Redeemable Preferred Securities. The sole asset of TDS Capital II is $154.6 million principal amount of TDS's 8.04% Subordinated Debentures due March 31, 2038.

Payments due on the obligations of TDS Capital I and II under preferred securities issued by TDS Capital I and II are fully and unconditionally guaranteed by TDS to the extent each trust has funds available therefor. However, TDS's obligations are subordinate and junior in right of payment to certain other indebtedness of TDS. TDS has the right to defer payments of interest on the Subordinated Debentures by extending the interest payment period, at any time, for up to 20 consecutive quarters. If interest payments on the Subordinated Debentures are so deferred, distributions on the preferred securities will also be deferred. During any deferral, distributions will continue to accrue with interest thereon. In addition, during any such deferral, TDS may not declare or pay any dividend or other distribution on, or redeem or purchase, any of its common stock.

The 8.5% and 8.04% Subordinated Debentures are redeemable by TDS, in whole or in part, from time to time, on or after November 18, 2002, and March 31, 2003, respectively, or, in whole but not in part, at any time in the event of certain income tax circumstances. If the Subordinated Debentures are redeemed, TDS Capital I and II must redeem preferred securities on a pro rata basis having an aggregate liquidation amount equal to the aggregate principal amount of the Subordinated Debentures so redeemed. In the event of the dissolution, winding up or termination of TDS Capital I and II, the holders of preferred securities will be entitled to receive, for each preferred security, a liquidation amount of $25 plus accrued and unpaid distributions thereon to the date of payment, unless, in connection with the dissolution, winding up or termination, Subordinated Debentures are distributed to the holders of the preferred securities.

The carrying value and estimated fair value of the preferred securities was $300.0 million and $299.2 million, respectively, at December 31, 2001, and $300.0 million and $279.0 million, respectively, at December 31, 2000. The fair value of the preferred securities was determined using the market prices of the preferred securities at December 31, 2001 and 2000.

18 Preferred Shares

The holders of outstanding Preferred Shares are entitled to one vote per share. The Company had 74,423 Preferred Shares authorized, issued and outstanding at December 31, 2001, of which 69,287 Shares were redeemable at the option of TDS and 5,136 Shares were redeemable at the option of the holder, at $100 per share plus accrued and unpaid dividends. The average dividend rate was $6.01 per share. At December 31, 2001, 68,840 Preferred Shares were convertible into 238,492 TDS Common Shares.

The following is a schedule of Preferred Shares activity.

Year Ended December 31,	**2001**	2000	1999
	(Dollars in thousands)		
Balance, beginning of year	**$ 7,827**	$ 9,005	$ 25,985
Less:			
Conversion of preferred	**(250)**	(472)	(16,465)
Redemption of preferred	**(135)**	(706)	(515)
Balance, end of year	**$ 7,442**	$ 7,827	$ 9,005

The carrying value and estimated fair value of the Company's Preferred Shares was $7.4 million and $5.4 million, respectively, at December 31, 2001, and $7.8 million and $5.3 million, respectively, at December 31, 2000. The fair value of the Company's Preferred Shares was estimated using discounted cash flow analysis.

19 Common Stockholders' Equity

Common Stock

The holders of Common Shares are entitled to one vote per share. The holders of Series A Common Shares are entitled to ten votes per share. Series A Common Shares are convertible, on a share-for-share basis, into Common Shares. TDS has reserved 6,778,000 Common Shares at December 31, 2001, for possible issuance upon such conversion.

The following table summarizes the number of Common and Series A Common Shares outstanding.

	Common Shares	Series A Common Shares	Treasury Shares
		(Shares in thousands)	
Balance December 31, 1998	54,988	6,950	(761)
Repurchase Common Shares	—	—	(664)
Dividend reinvestment, incentive and compensation plans	8	9	188
Other	7	—	—
Conversion of Preferred Shares	409	—	—
Balance December 31, 1999	55,412	6,959	(1,237)
Repurchase Common Shares	—	—	(2,666)
Conversion of Series A Common Shares	86	(86)	—
Dividend reinvestment, incentive and compensation plans	6	7	175
Other	—	—	12
Conversion of Preferred Shares	20	—	—
Balance December 31, 2000	55,524	6,880	(3,716)
Repurchase Common Shares	—	—	**(325)**
Conversion of Series A Common Shares	**111**	**(111)**	—
Dividend reinvestment, incentive and compensation plans	**6**	**9**	**172**
Other	**5**	—	**1**
Conversion of Preferred Shares	**13**	—	—
Balance December 31, 2001	**55,659**	**6,778**	**(3,868)**

Common Share Repurchase Program

The Board of Directors of TDS from time to time has authorized the repurchase of TDS Common Shares. The Company may use repurchased shares to fund acquisitions and for other corporate purposes.

The Company repurchased 325,000 Common Shares in 2001 for $30.3 million, 2,666,000 Common Shares in 2000 for $287.7 million and 664,000 Common Shares in 1999 for $80.5 million. The Company reissued 173,000 Common Shares in 2001, 187,000 in 2000 and 188,000 in 1999 for acquisitions and incentive and compensation plans.

Accumulated Other Comprehensive Income (Loss)

The cumulative balance of unrealized gains (losses) on securities and related income tax effects included in Accumulated other comprehensive income (loss) are as follows.

Year Ended December 31,	2001	2000	1999
	(Dollars in thousands)		
Balance, beginning of year	$ (178,344)	$ 179,071	$ 75,609
Add (Deduct):			
Unrealized gains (losses) on securities	(856,244)	(620,834)	504,055
Income tax effect	(343,869)	(244,829)	201,801
	(512,375)	(376,005)	302,254
Equity method unrealized gains	397	—	—
Minority share of unrealized (gains) losses	11,161	18,590	(32,179)
Net unrealized gains (losses)	(500,817)	(357,415)	270,075
Deduct (Add):			
Recognized gains on sales of securities	(548,793)	—	327,113
Income tax expense (benefit)	(221,752)	—	130,845
	(327,041)	—	196,268
Minority share of recognized (gains)	—	—	(29,655)
Net recognized gains (losses) included in Net Income	(327,041)	—	166,613
Net change in unrealized gains (losses) included in Comprehensive Income	(173,776)	(357,415)	103,462
Balance, end of year	$ (352,120)	$ (178,344)	$ 179,071

20 Dividend Reinvestment, Incentive and Compensation Plans

The following table summarizes Common and Series A Common Shares issued, including reissued Treasury Shares, for the employee stock ownership plans and dividend reinvestment plans described below.

Year Ended December 31,	2001	2000	1999
Common Shares			
Tax-deferred savings plan	18,000	14,000	25,000
Dividend reinvestment plan	6,000	5,000	8,000
Employee stock purchase plan	18,000	20,000	5,000
Stock-based compensation plans	136,000	142,000	158,000
	178,000	181,000	196,000
Series A Common Shares			
Dividend reinvestment plan	9,000	7,000	9,000

Tax-Deferred Savings Plan

TDS had reserved 62,000 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in TDS Common Shares, U.S. Cellular Common Shares or seven nonaffiliated funds.

Dividend Reinvestment Plans

TDS had reserved 427,000 Common Shares for issuance under the Automatic Dividend Reinvestment and Stock Purchase Plan and 134,000 Series A Common Shares for issuance under the Series A Common Share Automatic Dividend Reinvestment Plan. These plans enable holders of TDS's Common Shares and Preferred Shares to reinvest cash dividends in Common Shares and holders of Series A Common Shares to reinvest cash dividends in Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS's Common Shares on the American Stock Exchange for the ten trading days preceding the date on which the purchase is made.

Employee Stock Purchase Plan

TDS had reserved 167,000 Common Shares for sale to the employees of TDS and its subsidiaries.

Stock-based Compensation Plans

TDS had reserved 2,512,000 Common Shares for options granted and to be granted to key employees. TDS has established certain plans that provide for the grant of stock options to officers and employees. The options are exercisable over a specified period not in excess of ten years. The options expire from 2002 to 2010 or 30 days after the date of the employee's termination of employment, if earlier.

No compensation costs have been recognized for the stock option and employee stock purchase plans. Had compensation cost for all plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share from continuing operations would have been reduced to the following pro forma amounts.

Year Ended December 31,	2001	2000	1999
	(Dollars in thousands, except per share amounts)		
Income (loss) from Continuing Operations			
As Reported	$(168,248)	$ 145,527	$ 291,326
Pro Forma	(173,677)	138,024	287,674
Basic Earnings per Share from Continuing Operations			
As Reported	(2.87)	2.42	4.72
Pro Forma	(2.97)	2.29	4.66
Diluted Earnings per Share from Continuing Operations			
As Reported	(2.87)	2.39	4.65
Pro Forma	$ (2.97)	$ 2.26	$ 4.60

A summary of the status of TDS stock option plans at December 31, 2001, 2000 and 1999 and changes during the years then ended is presented in the table and narrative that follows.

	Number of Shares	Weighted Average Option Prices	Weighted Average Fair Values
Stock Options:			
Outstanding December 31, 1998			
(777,000 exercisable)	1,003,000	$ 38.70	
Granted	124,000	$ 63.82	$25.51
Exercised	(199,000)	$ 31.32	
Canceled	(10,000)	$ 43.75	
Outstanding December 31, 1999			
(813,000 exercisable)	918,000	$ 43.66	
Granted	584,000	$111.50	$47.07
Exercised	(141,000)	$ 41.10	
Canceled	(28,000)	$ 92.92	
Outstanding December 31, 2000			
(933,000 exercisable)	1,333,000	$ 72.90	
Granted	**216,000**	**$ 99.58**	**$51.05**
Exercised	**(153,000)**	**$ 36.38**	
Canceled	**(5,000)**	**$108.94**	
Outstanding December 31, 2001			
(1,031,000 exercisable)	**1,391,000**	**$ 80.37**	

At December 31, 2001, 1,031,000 options are exercisable, have exercise prices between $34.51 and $119.28 with a weighted average exercise price of $69.39, and a weighted average remaining contractual life of 7.3 years. The remaining 360,000 options are not exercisable, have exercise prices between $87.05 and $119.08 with a weighted average exercise price of $111.87, and a weighted average remaining contractual life of 8.6 years.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 4.9%, 5.2% and 5.2%; expected dividend yields of 0.7%, 0.5% and 0.6%; expected lives of 8.1 years, 7.6 years and 7.5 years and expected volatility of 32.3%, 29.4% and 27.3%.

21 Employee Benefit Plans

The Company sponsors a qualified noncontributory defined contribution pension plan. Effective January 1, 2001, the Company merged two previous plans into a new successor pension plan and combined the plan assets held for the previous two plans. The plan provides benefits for the employees of TDS, TDS Telecom and U.S. Cellular. (Employees of certain telephone subsidiaries are covered under other pension plans or receive direct pension payments.) Under this plan, pension costs are calculated separately for each participant and are funded currently. TDS also sponsors an unfunded non-qualified deferred supplemental executive retirement plan to supplement the benefits under these plans to offset the reduction of benefits caused by the limitation on annual employee compensation under the tax laws.

Total pension costs were $8.8 million, $8.6 million and $8.8 million in 2001, 2000 and 1999, respectively.

Other Postretirement Benefits

The Company sponsors two defined benefit postretirement plans that cover most of the employees of TDS, TDS Telecom and the subsidiaries of TDS Telecom. One plan provides medical benefits and the other plan provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted annually. The medical plan anticipates future cost sharing changes that are consistent with the Company's intent to increase retiree contributions by the health care cost trend rate.

An amount not to exceed 25 percent of the total contribution to the pension plan may be contributed to fund the cost of the medical benefits annually. An additional contribution equal to a reasonable amortization of the past service cost may be made without regard to the 25 percent limitation.

The following table reconciles the beginning and ending balances of the benefit obligation and the fair value of plan assets for the other postretirement benefit plans.

December 31,	2001	2000
	(Dollars in thousands)	
Change in Benefit Obligation		
Benefit obligation at beginning of year	**$ 20,109**	$ 21,099
Service cost	**750**	1,028
Interest cost	**1,482**	1,592
Amendments	**—**	(2,612)
Actuarial (gain) loss	**6,249**	(169)
Benefits paid	**(984)**	(829)
Benefit obligation at end of year	**27,606**	20,109
Change in Plan Assets		
Fair value of plan assets at beginning of year	**21,948**	24,185
Actual return on plan assets	**(3,036)**	(1,432)
Employer contribution	**31**	24
Benefits paid	**(984)**	(829)
Fair value of plan assets at end of year	**17,959**	21,948
Funded Status	**(9,647)**	1,839
Unrecognized net actuarial (gain) loss	**2,062**	(9,250)
Unrecognized prior service cost	**(1,087)**	(1,216)
(Accrued) benefit cost	**$ (8,672)**	$ (8,627)

The following table sets forth the weighted average assumptions used in accounting for the plans.

December 31,	**2001**	2000
Discount rate	**7.25%**	7.5%
Expected return on plan assets	**8.5%**	8.5%

For measurement purposes, a 10.0% and 7.8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 and 2000, respectively. The 2001 annual rate of increase is expected to remain at 10% in 2002 and then decrease to 5.75% by 2010 while the 2000 annual rate of increase was expected to decrease to 5.5% by 2002.

Net periodic benefit cost for the years ended December 31, 2001, 2000 and 1999 include the following components.

Year Ended December 31,	**2001**	2000	1999
		(Dollars in thousands)	
Service cost	**$ 750**	$ 1,028	$ 1,019
Interest cost on accumulated postretirement benefit obligation	**1,482**	1,592	1,475
Expected return on plan assets	**(1,836)**	(1,909)	(1,498)
Net amortization and deferral	**(543)**	(420)	(228)
Net postretirement (income) cost	**$ (147)**	$ 291	$ 768

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point increase or decrease in assumed health care cost trend rates would have the following effects.

	One Percentage Point Increase	One Percentage Point Decrease
	(Dollars in thousands)	
Effect on total of service and interest cost components	$ 505	$ (432)
Effect on postretirement benefit obligation	$ 3,456	$(3,071)

22 Commitments and Contingencies

Construction and Expansion

The primary purpose of TDS's construction and expansion expenditures is to provide for normal growth, to upgrade communications service, to expand into new communication areas and to take advantage of service-enhancing and cost-reducing technological developments. The U.S. Cellular capital additions budget totals approximately $620-$640 million for 2002, primarily to add additional cell sites to expand and enhance coverage, including adding digital service capabilities to its systems. The TDS Telecom capital additions budget totals approximately $170-$190 million for 2002, including approximately $115-$125 million for the local telephone markets to provide for normal growth, and to upgrade plant and equipment to provide enhanced services, and approximately $55-$65 million for the competitive local exchange business to build switching and other network facilities to expand operations.

Pending Acquisitions

At December 31, 2001, the Company had agreements to acquire a telephone company and certain PCS licenses for aggregate consideration of $90.4 million in cash.

Lease Commitments

TDS and its subsidiaries have leases for certain cellular plant facilities, office space and data processing equipment, most of which are classified as operating leases. For the years 2001, 2000 and 1999, rent expense for noncancelable, long-term leases was $52.9 million, $48.0 million and $31.2 million, respectively, and rent expense under cancelable, short-term leases was $3.0 million, $5.4 million and $14.6 million, respectively. At December 31, 2001, the aggregate minimum rental commitments under noncancelable, long-term operating leases were as follows.

	Minimum Future Rental Payments
	(Dollars in thousands)
2002	$ 62,919
2003	56,918
2004	51,531
2005	47,350
2006	41,727
Thereafter	$168,857

Contingencies

The Company is involved in legal proceedings before the Federal Communications Commission and various state and federal courts from time to time. Management does not believe that any of such proceedings should have a material adverse impact on the financial position, results of operations or cash flows of the Company.

Other Commitments

On November 1, 2000, the United States Bankruptcy Court for the Western District of Wisconsin confirmed a plan of financial reorganization for Airadigm Communications, Inc., a Wisconsin-based wireless services provider. Under the terms of the plan of reorganization, TDS and an unrelated entity have committed to provide funding to meet certain obligations of Airadigm. Airadigm continues to operate as an independent company providing wireless services. Pursuant to the plan of reorganization, under certain circumstances and subject to the FCC's rules and regulations, TDS and the unrelated entity, or their respective designees, may each acquire certain personal communications services licenses for areas of Wisconsin and

Iowa as well as other Airadigm assets. As of December 31, 2001, TDS had provided funding of $52.7 million to Airadigm. Under the plan of reorganization, TDS's portion of the funding and the cost of the assets to be acquired could possibly aggregate up to an additional $145 million.

U.S. Cellular is a limited partner in a joint venture that was a successful bidder for 17 licenses in 13 markets in the January 2001 FCC spectrum auction. The cost for the 17 licenses totaled $283.9 million. Although legally the general partner controls the joint venture, the Company has included the joint venture in its consolidated financial statements because U.S. Cellular is considered to have controlling financial interest for financial reporting purposes. The joint venture has acquired 5 of such licenses in 4 markets for a total of $4.1 million and has deposits with the FCC totaling $56.1 million for the remaining licenses (classified as a current asset at December 31, 2001). Subject to the final outcome of the proceedings discussed below, the joint venture's portion of the funding could possibly aggregate up to an additional $223.7 million to fund the acquisition of the remaining licenses. In addition, U.S. Cellular has agreed to loan the general partner up to $20 million that could be used by the general partner to fund its investment in the licenses.

With respect to the remaining 12 licenses in 9 markets, such licenses had been reauctioned by the FCC after defaults by winning bidders in a prior auction and were made subject by the FCC to the final outcome of certain legal proceedings initiated by the prior winning bidders. Following the reauction, one of the prior winning bidders obtained a court ruling that the FCC's actions were illegal. In an effort to resolve this matter, on November 15, 2001, the joint venture and other bidders in the reauction entered into a settlement agreement with the prior winning bidder and the FCC. However, the settlement agreement terminated due to the failure to satisfy a condition to obtain certain Congressional action by December 31, 2001. The U.S. Supreme Court has agreed to review this matter. In the event the prior winning bidder is successful in this litigation, the joint venture would receive a refund of its deposit of $56.1 million made to the FCC for such 12 licenses. The joint venture's financial requirements would then be limited to the 5 licenses in 4 markets that it acquired in 2001. If the FCC is successful in this litigation or the matter is otherwise resolved in a manner that will permit the joint venture to acquire the remaining licenses, the joint venture would likely be required to pay the FCC the balance of the auction price for such licenses. The joint venture would then have significant financial requirements to build out such markets. The exact nature of U.S. Cellular's financial commitment going forward will be determined as the joint venture develops its long-term business and financing plans.

23 Business Segment Information

The Company conducts substantially all of its wireless telephone operations through its 82.2%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular"). At December 31, 2001, U.S. Cellular provided cellular telephone service to 3,461,000 customers through 142 majority-owned cellular systems in 25 states. The Company conducts its wireline telephone operations through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom"). TDS Telecom provides service through local telephone operations, or Incumbent Local Exchange Carrier ("ILEC") companies and through Competitive Local Exchange Carrier ("CLEC") companies. At December 31, 2001, TDS Telecom operated 109 incumbent telephone companies serving 650,700 access lines in 28 states and two competitive local exchange carriers serving 197,200 access lines in four states.

In September 1999, TDS approved a plan of merger between Aerial and VoiceStream. The merger was completed in May 2000. The results of operations and net assets of Aerial are reflected as discontinued operations in the consolidated financial statements. See Note 3 — Discontinued Operations.

U.S. Cellular and TDS Telecom are billed for all services they receive from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to U.S. Cellular and TDS Telecom and on allocations of common expenses. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular and TDS Telecom are reflected in the accompanying business segment information on a basis which is representative of what they would have been if U.S. Cellular and TDS Telecom operated on a stand-alone basis.

Financial data for the Company's business segments for each of the years ended December 31, 2001, 2000 and 1999 are as follows.

Year Ended or at December 31, 2001	U.S. Cellular	TDS Telecom ILEC	TDS Telecom CLEC	All Other [1]	Total
		(Dollars in thousands)			
Operating revenues	**$1,894,830**	**$ 576,817**	**$ 118,812**	**$ (1,917)**	**$2,588,542**
Operating cash flow [2]	**617,870**	**293,703**	**(25,399)**	**—**	**886,174**
Depreciation and amortization expense	**300,658**	**131,787**	**17,574**	**—**	**450,019**
Operating income (loss)	**317,212**	**161,916**	**(42,973)**	**—**	**436,155**
Significant noncash items:					
Investment income	**41,934**	**1,739**	**—**	**6,966**	**50,639**
Gain (loss) on marketable securities and other investments	**—**	**—**	**—**	**(548,305)**	**(548,305)**
Marketable securities	**272,390**	**—**	**—**	**2,427,840**	**2,700,230**
Total assets	**3,725,014**	**1,527,758**	**213,566**	**2,580,454**	**8,046,792**
Investment in unconsolidated entities	**159,454**	**48,320**	**—**	**25,904**	**233,678**
Capital expenditures	**$ 503,334**	**$ 99,866**	**$ 96,950**	**$ —**	**$ 700,150**

Year Ended or at December 31, 2000	U.S. Cellular	TDS Telecom ILEC	TDS Telecom CLEC	All Other [1]	Total
		(Dollars in thousands)			
Operating revenues	$ 1,716,640	$ 528,981	$ 84,720	$ (3,485)	$2,326,856
Operating cash flow [2]	558,011	267,097	(5,899)	—	819,209
Depreciation and amortization expense	265,698	124,389	9,056	—	399,143
Operating income (loss)	292,313	142,708	(14,955)	—	420,066
Significant noncash items:					
Investment income	43,727	1,731	—	(6,735)	38,723
Gain (loss) on marketable securities and other investments	96,075	—	—	(80,359)	15,716
Marketable securities	377,900	—	—	3,744,004	4,121,904
Total assets	3,412,709	1,245,260	120,543	3,856,097	8,634,609
Investment in unconsolidated entities	137,474	24,619	—	20,232	182,325
Capital expenditures	$ 305,417	$ 93,401	$ 57,201	$ —	$ 456,019

Year Ended or at December 31, 1999	U.S. Cellular	TDS Telecom ILEC	TDS Telecom CLEC	All Other [1]	Total
		(Dollars in thousands)			
Operating revenues	$ 1,576,429	$ 492,530	$ 55,173	$ (1,786)	$2,122,346
Operating cash flow [2]	485,814	241,536	(3,635)	—	723,715
Depreciation and amortization expense	229,972	117,443	5,907	—	353,322
Operating income (loss)	255,842	124,093	(9,542)	—	370,393
Significant noncash items:					
Investment income	30,374	1,369	—	(419)	31,324
Gain (loss) on marketable securities and other investments	266,744	—	—	79,194	345,938
Marketable securities	540,711	—	—	302,569	843,280
Total assets	3,331,590	1,243,068	63,661	759,157	5,397,476
Investment in unconsolidated entities	111,471	14,183	—	115,055	240,709
Capital expenditures	$ 277,450	$ 99,154	$ 23,027	$ —	$ 399,631

(1) Consists of the TDS Corporate operations, TDS Telecom intercompany eliminations, TDS Corporate and TDS Telecom marketable equity securities, $258.8 million of Discontinued Operations in 1999 and all other businesses not included in the U.S. Cellular or TDS Telecom segments.
(2) Operating cash flow is operating income plus depreciation and amortization.

Report of Management

Management of Telephone and Data Systems, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis, and in management's opinion are fairly presented. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

Management of TDS has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting.

The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. Management monitors the system of internal control for compliance, considers recommendations for improvements and updates such policies and procedures as necessary. Monitoring includes an internal auditing program to independently assess the effectiveness of the internal controls and recommend possible improvements thereto. Management believes that TDS's system of internal control is adequate to accomplish the objectives discussed herein. The concept of reasonable assurance recognizes that the costs of a system of internal accounting controls should not exceed, in management's judgment, the benefits to be derived.

The consolidated financial statements of TDS have been audited by Arthur Andersen LLP, Independent Public Accountants.

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Telephone and Data Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Telephone and Data Systems, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 of Notes to Consolidated Financial Statements, effective January 1, 2000, the Company changed certain of its accounting principles for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements."



Arthur Andersen LLP
Chicago, Illinois
January 25, 2002

Consolidated Quarterly Information (Unaudited)

Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)			
2001				
Operating Revenues	**$ 600,369**	**$ 642,301**	**$ 675,009**	**$ 670,863**
Operating Income	**90,490**	**122,243**	**118,419**	**105,003**
Gain (Loss) on Marketable Securities and Other Investments	**—**	**(644,929)**	**—**	**96,624**
Net Income (Loss) Available to Common from Continuing Operations				
From Operations	**31,104**	**46,652**	**52,832**	**37,065**
From Gains (losses)	**—**	**(385,223)**	**—**	**48,864**
	31,104	**(338,571)**	**52,832**	**85,929**
Net Income (Loss) Available to Common	**$ 28,116**	**$ (339,832)**	**$ 51,384**	**$ 61,819**
Weighted Average Shares Outstanding (000s)	**58,718**	**58,683**	**58,711**	**58,561**
Basic Earnings per Share from Continuing Operations	**$ .53**	**$ (5.77)**	**$ .90**	**$ 1.47**
Diluted Earnings per Share from Continuing Operations				
From Operations	**.52**	**.80**	**.89**	**.63**
From Gains (losses)	**—**	**(6.57)**	**—**	**.83**
	.52	**(5.77)**	**.89**	**1.46**
Basic Earnings per Share – Net Income (Loss)	**.48**	**(5.79)**	**.88**	**1.06**
Diluted Earnings per Share – Net Income (Loss)	**$ .47**	**$ (5.79)**	**$ .87**	**$ 1.05**
2000				
Operating Revenues	$ 538,327	$ 585,654	$ 605,511	$ 597,364
Operating Income	91,511	126,398	123,971	78,186
Gain (Loss) on Marketable Securities and Other Investments	17,851	(50,000)	57,743	(9,878)
Net Income Available to Common from Continuing Operations				
From Operations	29,030	50,826	46,653	27,740
From Gains (losses)	6,361	(30,260)	20,428	(5,755)
	35,391	20,566	67,081	21,985
Net Income (Loss) Available to Common	$ 31,550	$2,142,894	$ 46,168	$ 15,886
Weighted Average Shares Outstanding (000s)	61,078	60,306	59,537	58,768
Basic Earnings per Share from Continuing Operations	$ .58	$ .34	$ 1.13	$ .37
Diluted Earnings per Share from Continuing Operations				
From Operations	.47	.83	.77	.46
From Gains (losses)	.10	(.49)	.34	(.09)
	.57	.34	1.11	.37
Basic Earnings per Share – Net Income (Loss)	.52	35.53	.78	.27
Diluted Earnings per Share – Net Income (Loss)	$ .51	$ 35.23	$ .76	$ .27

Net Income Available to Common from Continuing Operations for 2001 and 2000 included significant gains and losses from marketable securities and other investments. The table above summarizes the effect of the gains and losses on Net Income Available to Common from Continuing Operations and Diluted Earnings per Share from Continuing Operations.

Management believes U.S. Cellular's operating results reflect seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth. This seasonality may cause operating income to vary from quarter to quarter.

Eleven-Year Statistical Summary

Year Ended or at December 31,	2001	2000	1999	1998
	(Dollars in thousands, except per share and per unit amounts)			
Cellular Operations				
Majority-owned, Managed and Consolidated Markets:				
Population Equivalents owned and acquirable (in thousands)[a]	**25,292**	24,882	24,922	24,659
Customers	**3,461,000**	3,061,000	2,602,000	2,183,000
Growth in customers from prior year-end				
Internal	**354,000**	483,000	404,000	454,000
Acquisitions (divestitures)	**46,000**	(24,000)	15,000	19,000
Total	**400,000**	459,000	419,000	473,000
Markets in Operation	**142**	139	139	138
Average Monthly Revenue per Customer	**$ 46.28**	$ 49.21	$ 53.71	$ 55.23
Capital Expenditures	**$ 503,334**	$ 305,417	$ 277,450	$ 320,417
Total Markets				
Population Equivalents (owned and acquirable, in thousands)[a]	**27,420**	27,377	27,276	27,272
Markets	**176**	176	180	182
Telephone Operations				
Access Lines Served (ILEC)	**650,700**	601,200	571,700	547,500
Growth in ILEC access lines from prior year-end				
Internal	**6,100**	19,300	23,700	25,500
Acquisitions	**43,400**	10,200	500	6,500
Total	**49,500**	29,500	24,200	32,000
Access Lines Served (CLEC)	**197,200**	112,100	65,900	34,100
Telephone Companies	**109**	105	104	105
Average Monthly Revenue per ILEC Access Line	**$ 77.76**	$ 74.75	$ 73.00	$ 71.85
Plant in Service per Access Line	**2,738**	2,653	2,647	2,614
Capital Expenditures	**$ 196,816**	$ 150,602	$ 122,181	$ 143,125
Financial Position				
Common Share Record Owners	**2,541**	2,669	2,845	3,947
Common Shares Outstanding and Issuable	**62,437**	62,404	62,383	61,951
Return on Equity	**(4.5)%**	4.5%	12.3%	8.7%
Price/Earnings Ratio[b]	**31.3**	37.7	27.1	15.0
Common Equity	**$3,518,924**	$ 3,936,067	$2,448,261	$2,253,195
Common Equity per Share	**60.08**	67.07	40.04	36.83
Total Assets	**8,046,792**	8,634,609	5,397,476	5,091,554
Long-term Debt, excluding current portion and Preferred Shares	**$1,515,206**	$ 1,180,814	$1,288,882	$1,301,071

(a) Based on 2001 Claritas estimates
(b) Based on Diluted Earnings per Share

Eleven-Year Statistical Summary

(Dollars in thousands, except per share and per unit amounts)

1997	1996	1995	1994	1993	1992	1991
23,833	21,248	20,955	19,536	19,750	15,504	11,264
1,710,000	1,073,000	710,000	421,000	261,000	150,800	97,000
442,000	365,000	255,000	142,000	86,600	50,600	34,000
195,000	(2,000)	34,000	18,000	23,600	3,200	5,700
637,000	363,000	289,000	160,000	110,200	53,800	39,700
134	131	137	130	116	92	67
$ 61.56	$ 73.27	$ 81.67	$ 90.52	$ 96.90	$ 104.84	$ 96.59
$ 318,748	$ 248,123	$ 210,878	$ 167,164	$ 92,915	$ 56,033	$ 62,998
26,496	26,749	26,061	27,086	25,918	23,530	20,150
181	207	201	207	205	193	177
515,500	484,500	425,900	392,500	356,200	321,700	304,000
27,800	25,500	19,900	16,600	14,400	13,700	9,500
3,200	33,100	13,500	19,700	20,100	4,000	15,800
31,000	58,600	33,400	36,300	34,500	17,700	25,300
1,800	—	—	—	—	—	—
106	105	100	96	94	90	85
$ 69.43	$ 67.30	$ 66.82	$ 66.62	$ 65.26	$ 63.50	$ 60.96
2,548	2,445	2,356	2,283	2,201	1,978	2,117
$ 151,460	$ 144,440	$ 104,372	$ 115,483	$ 80,818	$ 65,652	$ 68,652
4,087	4,212	3,935	4,266	3,718	3,827	3,078
61,389	61,175	58,062	54,866	50,689	41,247	35,023
4.5%	7.0%	5.7%	4.3%	3.6%	4.8%	3.6%
31.5	17.1	30.0	48.7	66.0	44.6	60.2
$ 1,969,557	$ 2,025,819	$ 1,682,865	$ 1,478,048	$ 1,230,108	$ 877,419	$ 645,290
32.50	33.12	28.98	26.94	24.27	21.27	18.42
4,580,881	3,876,217	3,471,436	2,790,337	2,259,182	1,696,486	1,368,145
$ 1,100,245	$ 909,347	$ 903,660	$ 591,329	$ 558,642	$ 447,182	$ 423,076

Eleven-Year Summary of Earnings

Year Ended December 31,	2001	2000	1999	1998
	(Dollars in thousands, except per share amounts)			
Operating Revenues				
U.S. Cellular	**$1,894,830**	$1,716,640	$1,576,429	$1,315,535
TDS Telecom	**693,712**	610,216	545,917	488,104
	2,588,542	2,326,856	2,122,346	1,803,639
Operating Expenses				
U.S. Cellular	**1,577,618**	1,424,327	1,320,587	1,139,460
TDS Telecom	**574,769**	482,463	431,366	393,692
	2,152,387	1,906,790	1,751,953	1,533,152
Operating Income from Ongoing Operations	**436,155**	420,066	370,393	270,487
American Paging Operating (Loss)	—	—	—	(11,406)
Operating Income	**436,155**	420,066	370,393	259,081
Investment and Other Income (Expense)				
Interest and dividend income	**14,246**	15,637	8,708	10,070
Investment income	**50,639**	38,723	31,324	40,774
Amortization of costs related to minority investments	**(1,263)**	(10,258)	(12,927)	(11,395)
Gain (loss) on marketable securities and other investments	**(548,305)**	15,716	345,938	262,698
Other (expense) income, net	**5,048**	(8,082)	(11,198)	(35,435)
	(479,635)	51,736	361,845	266,712
Income (Loss) Before Interest and Income Taxes	**(43,480)**	471,802	732,238	525,793
Interest expense	**103,710**	100,559	99,984	108,371
Minority interest in income of subsidiary trust	**24,810**	24,810	24,810	23,504
Income (Loss) From Continuing Operations Before Income Taxes	**(172,000)**	346,433	607,444	393,918
Income tax expense (benefit)	**(44,908)**	149,481	251,001	161,235
Income (Loss) Before Minority Interest	**(127,092)**	196,952	356,443	232,683
Minority share of (income) loss	**(41,156)**	(51,425)	(65,117)	(47,461)
Income (Loss) From Continuing Operations	**(168,248)**	145,527	291,326	185,222
Discontinued Operations, net of tax	**(24,092)**	2,125,787	(111,492)	(106,965)
Income (Loss) Before Extraordinary Item and Cumulative Effect of Accounting Changes	**(192,340)**	2,271,314	179,834	78,257
Extraordinary Item	**(5,715)**	(30,471)	—	—
Cumulative Effect of Accounting Changes	—	(3,841)	—	—
Net Income (Loss)	**(198,055)**	2,237,002	179,834	78,257
Preferred Dividend Requirement	**(458)**	(504)	(1,147)	(1,651)
Net Income (Loss) Available to Common	**$ (198,513)**	$2,236,498	$ 178,687	$ 76,606
Basic Weighted Average Shares Outstanding (000s)	**58,661**	59,922	61,436	60,982
Basic Earnings per Share				
Net Income (Loss) from Continuing Operations	**$ (2.87)**	$ 2.42	$ 4.72	$ 3.01
Net Income (Loss)	**$ (3.38)**	$ 37.32	$ 2.91	$ 1.26
Diluted Weighted Average Shares Outstanding (000s)	**58,661**	60,636	62,376	61,937
Diluted Earnings per Share				
Continuing Operations Excluding Gains (Losses)	**$ 2.86**	$ 2.54	$ 1.78	$ 0.97
Continuing Operations – Gains (Losses)	**(5.73)**	(0.15)	2.87	2.02
Net Income (Loss) from Continuing Operations	**$ (2.87)**	$ 2.39	$ 4.65	$ 2.99
Net Income (Loss)	**$ (3.38)**	$ 36.88	$ 2.87	$ 1.26

Eleven-Year Summary of Earnings

1997	1996	1995	1994	1993	1992	1991
(Dollars in thousands, except per share amounts)						
$ 993,124	$ 779,676	$ 552,795	$ 375,472	$ 243,293	$ 164,085	$ 96,564
437,624	395,059	354,841	306,341	268,122	238,095	211,232
1,430,748	1,174,735	907,636	681,813	511,415	402,180	307,796
863,581	692,310	510,040	358,087	251,949	176,790	113,395
337,481	292,410	256,601	214,735	189,012	165,878	145,990
1,201,062	984,720	766,641	572,822	440,961	342,668	259,385
229,686	190,015	140,995	108,991	70,454	59,512	48,411
(35,307)	(36,626)	(8,997)	(169)	(721)	(5,447)	(7,750)
194,379	153,389	131,998	108,822	69,733	54,065	40,661
11,526	14,418	12,975	10,610	8,082	7,708	8,100
83,668	58,759	43,188	30,083	20,015	13,265	9,404
(6,857)	(4,878)	(3,960)	(3,262)	(3,657)	(3,969)	(1,670)
41,438	136,152	86,625	7,457	4,970	31,396	3,407
(8,749)	911	(3,311)	(1,284)	(809)	2,198	2,392
121,026	205,362	135,517	43,604	28,601	50,598	21,633
315,405	358,751	267,515	152,426	98,334	104,663	62,294
92,010	65,343	62,850	41,251	37,466	32,610	28,993
1,523	—	—	—	—	—	—
221,872	293,408	204,665	111,175	60,868	72,053	33,301
95,819	131,116	86,796	41,808	20,674	29,767	14,944
126,053	162,292	117,869	69,367	40,194	42,286	18,357
(34,722)	(31,260)	(25,896)	(9,111)	(475)	(3,766)	2,756
91,331	131,032	91,973	60,256	39,719	38,520	21,113
(92,320)	(8,515)	5,495	(525)	—	—	—
(989)	122,517	97,468	59,731	39,719	38,520	21,113
—	—	—	—	—	(769)	—
—	—	—	(723)	—	(6,866)	(5,035)
(989)	122,517	97,468	59,008	39,719	30,885	16,078
(1,892)	(1,957)	(2,509)	(2,459)	(2,386)	(2,247)	(1,716)
$ (2,881)	$ 120,560	$ 94,959	$ 56,549	$ 37,333	$ 28,638	$ 14,362
60,211	60,464	57,456	53,295	46,995	38,672	32,432
$ 1.49	$ 2.13	$ 1.56	$ 1.08	$ .79	$ .94	$ .60
$ (.05)	$ 1.99	$ 1.65	$ 1.06	$ .79	$ .74	$ .44
60,837	61,201	58,681	54,468	47,315	39,316	32,997
$ 1.24	$ 1.17	$ 0.92	$ 0.97	$ 0.75	$ 0.58	$ 0.54
0.24	0.95	0.62	0.10	0.04	0.33	0.05
$ 1.48	$ 2.12	$ 1.54	$ 1.07	$ 0.79	$ 0.91	$ 0.59
$ (0.04)	$ 1.98	$ 1.63	$ 1.05	$ 0.79	$ 0.72	$ 0.44

Shareowners' Information

TDS Stock and Dividend Information

TDS's Common Shares are listed on the American Stock Exchange ("AMEX") under the symbol "TDS" and in the newspapers as "TeleData." As of February 28, 2002, TDS Common Shares were held by 2,386 record owners and the Series A Common Shares were held by 110 record owners. TDS has paid cash dividends on Common Shares since 1974, and paid dividends of $.54 and $.50 per Common and Series A Common Share during 2001 and 2000, respectively.

The Common Shares of United States Cellular Corporation, an 82.2%-owned subsidiary of TDS, are listed on the AMEX under the symbol "USM" and in the newspapers as "US Cellular."

Market Price Per Common Share by Quarter

TDS's Series A Common Shares and Preferred Shares are not actively traded and therefore, quotations are not reported for such securities. Dividends on TDS's Preferred Shares have been paid quarterly since the dates of issue. The high and low sales prices of the Common Shares on the AMEX as reported by the Dow Jones News Service are as follows.

2001	1st	2nd	3rd	4th
High	**$ 107.20**	**$ 110.60**	**$ 111.25**	**$ 98.90**
Low	**85.16**	**89.50**	**86.60**	**87.50**
Dividends Paid	**$ .135**	**$ .135**	**$ .135**	**$ .135**

2000	1st	2nd	3rd	4th
High	$ 128.25	$ 114.63	$ 128.50	$ 113.20
Low	93.63	89.75	100.75	80.60
Dividends Paid	$ .125	$ .125	$ .125	$ .125

Dividend Reinvestment Plan

Our dividend reinvestment plan provides our common and preferred shareholders with a convenient and economical way to participate in the future growth of TDS. Common and preferred shareholders of record owning ten (10) or more shares may purchase Common Shares with their reinvested dividends at a five percent discount from market price. Shares may also be purchased, at market price, on a monthly basis through optional cash payments of up to $5,000 in any calendar quarter. The initial ten (10) shares cannot be purchased directly from TDS. An authorization card and prospectus will be mailed automatically by the transfer agent to all registered record holders with ten (10) or more shares. Once enrolled in the plan, there are no brokerage commissions or service charges for purchases made under the plan.

Investor Relations

Our Annual Report, Form 10-K, Prospectuses and News Releases are available without charge upon request to our Investor Relations Coordinator. Our Investor Relations Coordinator can also help with questions regarding lost, stolen or destroyed certificates, nonreceipt of dividend checks, consolidation of accounts, transferring of shares and name or address changes. All inquiries should be directed to:

Telephone and Data Systems, Inc.
Julie Mathews
Supervisor of Shareholder Services
30 North LaSalle Street, Suite 4000
Chicago, Illinois 60602
312/630-1900
312/630-1908 (fax)
e-mail: julie.mathews@teldta.com

General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

Telephone and Data Systems, Inc.
Mark Steinkrauss
Vice President – Corporate Relations
30 North LaSalle Street, Suite 4000
Chicago, Illinois 60602
312/630-1900
312/630-1908 (fax)
e-mail: mark.steinkrauss@teldta.com

Annual Meeting

The Annual Meeting of Shareholders of Telephone and Data Systems, Inc. will be held on May 23, 2002 at 10:00 a.m. in Chicago, Illinois.

General Counsel

Sidley Austin Brown & Wood, Chicago, Illinois

Transfer Agent

ComputerShare Investor Services
2 N. LaSalle Street, 3rd Floor
Chicago, Illinois 60602
877/337-1575

Auditors

Arthur Andersen LLP, Chicago, Illinois

Visit TDS's home page on the Internet at

www.teldta.com


TDS

Corporate Office
30 North LaSalle Street
Suite 4000
Chicago, Illinois 60602
312/630-1900
312/630-1908 (fax)

8401 Greenway Boulevard
P.O. Box 628010
Middleton, Wisconsin 53562
608/664-8300
608/664-8409 (fax)
http://www.teldta.com


U.S. Cellular

United States Cellular Corporation
8410 West Bryn Mawr Suite 700
Chicago, Illinois 60631
773/399-8900
773/399-8936 (fax)
http://www.uscellular.com


TDS TELECOM®

TDS Telecommunications Corporation
301 South Westfield Road
P.O. Box 5158
Madison, Wisconsin 53705
608/664-4000
608/664-4809 (fax)
http://www.tdstelecom.com


TDS METROCOM

TDS METROCOM, INC.
525 Junction Road, Suite 6000
Madison, WI 53717
608/663-3330
608/663-3340 (fax)
http://www.tdsmetro.com


Suttle Straus

Suttle Straus, Inc.
1000 Uniek Drive
P.O. Box 370
Waunakee, Wisconsin 53597
608/849-1000
608/849-8264 (fax)
http://www.suttle-straus.com



Telephone and Data Systems, Inc.
30 North LaSalle Street ▪ Suite 4000
Chicago, Illinois 60602
312/630-1900 ▪ 312/630-1908 (fax)

www.teldta.com